06012292

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Yusen Kabushiki Kaisha

*CURRENT ADDRESS 3-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 07 2006
THOMSON
FINANCIAL

FILE NO. 82- 34960 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/6/06

NYK LINE
NIPPON YUSEN KAISHA

ANNUAL REPORT 2004



Earth Connections

Becoming a Global Logistics Group through a Sea, Land and Air Network

Contents

Cautionary Statement with Regard to Forward-Looking Statements

Certain of the statements made in this annual report are forward-looking statements, which involve certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which are valid only as of the date thereof. NYK undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date thereof or to reflect the occurrence of unanticipated events.

NYK LOGISTICS
& MEGACARRIER

Over the years, the NYK Group has prioritized safe, high-quality services to earn the trust of its customers. We have drawn on one of the world's largest fleets and an international network covering sea, land and air to deliver the services that only a logistics and megacarrier group can offer. Cargo movements across the seas will become even more complex and diversified in the years ahead as customers seek more flexible logistics services that span the globe. The NYK Group will continue to strengthen its shipping operations and evolve into a global logistics group to satisfy the diverse needs of an expanding customer base.



L N G
NYK LOGISTICS
& MEGACARRIER

Seizing the Moment by Pushing Ahead with "Forward 120"— Our Medium- to Long-Term Group Management Vision

In the fiscal year ended March 31, 2004, the shipping industry expanded at a historically high rate on the strength of booming demand, mainly in the People's Republic of China (PRC) and the rest of Asia. Favorable operating conditions and cost-cutting efforts helped the NYK Group to deliver record results for the period. Consolidated revenues climbed 11.9%, to ¥1,398.3 billion, operating income jumped 33.0%, to ¥91.9 billion, and income before extraordinary items soared 48.3%, to ¥74.7 billion.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2004 and 2003)

	Millions of yen		Thousands of U.S. dollars*
	2004	2003	2004
For the years ended March 31:			
Revenues	¥1,398,320	¥1,249,242	$13,230,393
Operating income	91,933	69,123	869,839
Income before extraordinary items	74,663	50,344	706,434
Net income	34,811	14,293	329,367
As of March 31:			
Total assets	1,376,664	1,287,170	13,025,490
Total shareholders' equity	358,045	288,363	3,387,686
	Yen		U.S. dollars
Per share of common stock:**			
Net income—primary	¥28.27	¥11.48	$0.27
Dividends applicable to the year	10.00	7.50	0.09

* *The dollar amounts represent the arithmetical results of translating yen to dollars using the exchange rate prevailing on March 31, 2004, which was ¥105.69 to US$1. Such dollar amounts are solely for the convenience of readers outside Japan and are not intended to imply that the yen amounts have been, or could be, readily converted, realized, or settled in dollars at that rate or any other rate of exchange.*

** *In the fiscal year ended March 31, 2003, the Company applied the Accounting Standards Related to Accounting for Net Income per Share (Corporate Accounting Standard No. 2) and Guidelines for Applying Accounting Standards Related to Net Income per Share (Guideline No. 4 for Applying Corporate Accounting Standards) to calculate primary and fully diluted net income per share. The impact of these changes was minimal.*

Still, this is no time to rest on our laurels. The operating environment in the shipping industry could change for the worse at any time. For example, additional ship construction would slacken the supply-demand situation, or we could face volatility in foreign exchange and fuel price levels. Fair winds are precisely set for us to seize the moment. We will reform our business structure to become a global logistics group.

Progress under "Forward 120"

As part of our NYK21 vision for medium-to long-term Group management, we launched, in April 2003, "Forward 120," a two-year plan that targets several achievements during our 120th anniversary in 2005. Under "Forward 120," we seek to capitalize on new opportunities by (1) expanding our global logistics business, (2) cultivating our bulk and energy resources transport businesses worldwide and (3) stabilizing profitability in the container transport business.

Our first step, taken in April 2003, was to establish the Global Logistics Headquarters to integrate the container transport, car transport and logistics divisions. In our global automotive logistics operations, we set up an infrastructure to meet the sophisticated needs of customers by securing a string of new contracts in the fast-growing Chinese market, as well as in Europe and southeast Asia. In December 2002, we started operations at a Roll on/Roll off (RoRo) terminal in Shanghai, and we are planning to begin other terminal projects in Dalian, Guangzhou and Tianjin.



The NYK Group maintains the largest international logistics network of any Japanese player. In January 2004, we reorganized our overseas subsidiaries under the NYK Logistics brand. Our six regional logistics headquarters provide comprehensive, locally oriented solutions that will enable us to bolster customer service and enhance our brand value. Our revamped logistics structure draws on both the management resources we have accumulated over many years in the shipping business and our global partnerships with customers in building supply-chain management systems. Our goal is to provide high-quality services that encompass everything from marine and air transportation to warehousing, land transportation and harbor terminal operations.

We established the Bulk/Energy Resources Transportation Headquarters in April 2003 to reinforce our global scale and profitability, and it has already secured considerable new business through its customer-oriented marketing. In the same month, we appointed a director to oversee the Atlantic market, opened a CFO Office in London and set up a subsidiary, Bulk & Energy B.V. In September 2003, we launched the Bulk/Energy Atlantic Group.

In container shipping, we bolstered services and restored freight rates amid buoyant conditions in the freight market. At the same time, we slashed costs under our "CIRCUIT 120" program to improve competitiveness.

Initiatives for the Fiscal Year Ending March 31, 2005

It seems increasingly likely that we will reach our "Forward 120" targets for the fiscal year ending March 31, 2005. We will continue to invest heavily to ensure the success of our basic strategies. For example, to expand our core shipping business we plan, depending on market trends, to expand our fleet to more than 160 vessels by the end of March 2008, with most of the additions being in liquefied natural gas (LNG) carriers, car carriers and container ships. We will step up Group efforts to reduce costs and stabilize profitability by increasing the proportion of long-term contracts for dry bulk/energy and car transportation.

In April 2004, we established Monohakobi Technology Institute Co., Ltd. (MTI), to enhance our reputation among customers as a global logistics services provider. The new company focuses on enhancing the technological foundations of the NYK Group's competitiveness and training Group employees around the world.

Fulfilling Our Social Responsibilities

In April 2004, we created the Corporate Social Responsibility Chamber and Corporate Philanthropy Chamber in recognition of the central importance of community accountability in Group management. We are strengthening corporate governance and pushing ahead with compliance, environmental protection and other efforts to fulfill our social obligations and build better community relationships. Safety is our key management priority in the shipping business. We are continually striving to avoid or minimize environmental risks through effective safety and quality management, while reducing the environmental impact of our logistics operations.

Pursuing Further Group Progress

I became president of NYK in April 2004, when Mr. Takao Kusakari became chairman. We are both dedicated to ensuring that "Forward 120" succeeds through the initiatives and structures I described earlier in this message.

We are working on a new medium-term management plan to follow "Forward 120" so we can deliver further progress as a total logistics provider centered on shipping.

We will design the new plan such that all members of the NYK Group share four ideals on which we can build corporate value and serve the interests of shareholders, customers and all our other stakeholders: the first of these ideals is to reconfirm that the Group exists for our customers; the second is to help make the Group more profitable; the third is to cultivate human resources and innovate technologies; and the fourth is to create a Group corporate culture built upon optimism.

I invite you to accompany us on the journey ahead.

July 2004

K. Miyahara

Koji Miyahara
President

NYK21 "Forward 120"

Becoming Even More Global and Seeking Even More On-site Activity

We launched "Forward 120" to prepare for NYK's 120th anniversary, set to occur in October 2005, and to chart a further 120 years of progress. This vision encompasses all the issues we need to address over the two years since its adoption in April 2003 and has the commitment of all Group employees.

We have positioned the following six businesses as pillars for the NYK Group:

1) *Container transport*
2) *Logistics*
3) *Car transport*
4) *Bulk and energy resources transport*
5) *Cruises*
6) *Ports (Terminal-related services)*

We are determined to increase Group value by expanding our global logistics business, building up our global bulk and energy resources transport capabilities and stabilizing revenues and earnings in the container transport business.

FINANCIAL TARGETS FOR FISCAL YEAR ENDING MARCH 31, 2005

Consolidated revenues:	¥1,360 billion
Operating income plus interest and dividend income:	¥98 billion
Recurring profit:	¥77.5 billion
After-tax ROIC*:	6.0%

*ROIC = (Operating income + interest and dividend income)/(Shareholders' equity + interest-bearing debt)



Strategy 1: EXPANSION OF GLOBAL LOGISTICS BUSINESS
Strategy 2: GLOBAL DEVELOPMENT OF BULK AND ENERGY TRANSPORT BUSINESS
GLOBAL LOGISTICS HEADQUARTERS
BULK/ENERGY RESOURCES TRANSPORTATION HEADQUARTERS
Container Transport
Logistics
Car Transport
Bulk/Energy Resources Transport
Strategy 3: STABILIZING PROFITABILITY IN THE CONTAINER TRANSPORT BUSINESS
Cruises
Ports (Terminal-Related Services)

Three Major Strategies

Strategy 1: Expansion of Global Logistics Business

In April 2003, we established the Global Logistics Headquarters to optimize Group synergies. As well as integrating the logistics infrastructures of our container transport and car transport operations, we will further optimize synergies by pooling our wide-ranging expertise in logistics technologies and information technology (IT) support. In this way, we are aiming to expand customer satisfaction by providing total logistics solutions.

Strategy 2: Global Development of Bulk and Energy Transport Business

The NYK Group is broadening its marketing activities to cover not only Japan but also the global market, as well as seizing new opportunities. The most attractive markets are the PRC, which is particularly promising, and other countries in Asia. We have stepped up our activities in the PRC by establishing NYK Bulkship (China) Limited. In Europe, we created Bulk/Energy Atlantic Group, to which we have assigned one of our sales directors.

Strategy 3: Stabilizing Profitability in the Container Transport Business

Our cost-cutting efforts are poised to dramatically improve the competitiveness of our container transport business. In May 2004, we launched another project, called "CIRCUIT 120," a medium-term initiative to reduce costs, that aims to slash annual spending by around ¥4 billion. At the same time, we recognize the need to propose mutually profitable contracts to our customers, so that we can stabilize profitability in container transport operations.

Building the Infrastructure to Support Our Three Major Strategies

Empowering Regional Management

We set up a CFO Office in London to strengthen funding capabilities and reinforced back-office operations at all our bases to support regional marketing activities. In addition, we will make the management of businesses around the world more autonomous by providing appropriate training programs and making better use of local human resources.

Enhancing Group Management Efficiency

We are restructuring and relocating Group operations in keeping with the strategies that the Committee of Directors has formulated. We seek to bolster Group competitiveness through initiatives aimed at increasing profitability centered on cost cutting, the integration of administrative operations and shared services.

Establishing Monohakobi Technology Institute

In April 2004, we established Monohakobi Technology Institute Co., Ltd. Monohakobi *is Japanese for "transportation of goods." This new entity creates new businesses and technologies by bringing together internal and external expertise through human networks.*

Building a Global "Wisdom" Network

We set up the Wisdom Committee with the aim of building information networks that will enable us to better understand and integrate important information from the field, and allow for that information to be shared throughout the Group.

REVIEW OF OPERATIONS

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2004 and 2003)

Summary by Industry Segment	Millions of yen						Thousands of U.S. dollars		
	2003			2004			2004		
	Total revenues	Operating income	Income before extraordinary items	Total revenues	Operating income	Income before extraordinary items	Total revenues	Operating income	Income before extraordinary items
Shipping	¥ 789,721	¥60,820	¥42,855	¥ 879,865	¥91,322	¥76,875	$ 8,324,960	$864,057	$727,367
Liner Trade	323,414	—	—	379,252	—	—	3,588,342	—	—
Trampers and Specialized Carriers	364,020	—	—	401,587	—	—	3,799,666	—	—
Tanker Business	102,287	—	—	99,026	—	—	936,952	—	—
Logistics	261,279	6,112	6,186	294,977	3,566	3,165	2,790,959	33,741	29,945
Cruise	30,543	(578)	(1,962)	29,869	(5,447)	(6,605)	282,610	(51,533)	(62,494)
Terminal and Harbor Transport	66,027	1,068	878	102,357	605	(2,048)	968,465	5,722	(19,381)
Shipping-Related Services	42,405	290	599	42,485	15	284	401,980	140	2,689
Real Estate	13,814	3,434	3,552	12,613	3,054	3,367	119,340	28,896	31,855
Others	99,960	(2,052)	1,292	102,797	(1,238)	(395)	972,625	(11,717)	(3,739)
Elimination and Unallocation	(54,507)	29	(3,056)	(66,643)	56	20	(630,546)	533	192
Total	¥1,249,242	¥69,123	¥50,344	¥1,398,320	¥91,933	¥74,663	$13,230,393	$869,839	$706,434

Summary by Region *(Reference Data)*	Millions of yen			
	2003		2004	
	Total revenues	Operating income	Total revenues	Operating income
Japan	¥1,009,973	¥63,270	¥1,102,112	¥92,344
North America	120,338	(632)	148,305	(6,748)
Europe	67,401	2,327	88,683	1,812
Asia	46,719	3,139	53,379	4,161
Others	4,812	11	5,841	(14)
Elimination and Unallocation	—	1,008	—	378
Total	¥1,249,242	¥69,123	¥1,398,320	¥91,933

Composition of Consolidated Revenues by Industry Segment

2004



Others 7.0%
Real Estate 0.9%
Shipping-Related Services 2.9%
Terminal and Harbor Transport 7.0%
Cruise 2.0%
Logistics 20.1%
Shipping 60.1%

Composition of Consolidated Revenues by Region

2004



Others 0.4%
Asia 3.8%
Europe 6.4%
North America 10.6%
Japan 78.8%

Shipping

Harnessing a global sea and land network to provide high-quality integrated cargo transportation services

Con

Recent years have seen a transformation in international production and consumption patterns. These changes stem from economic development and population growth, which has created new consumption centers, prompting companies to relocate their operations around the world to localize production. Container traffic has risen as the flow of goods has globalized. Although we expect temporary fluctuations in demand and supply, the long-term projection is for container volumes to head skyward, creating lifelines for the global economy.

In the fiscal year ended March 31, 2004, the NYK Group pushed ahead with "CIRCUIT 120," a medium-term initiative to reduce costs, and with efforts to stabilize revenues and earnings from the container transport business. We took advantage of favorable cargo demand during the period to restore freight rates, and inaugurated several new routes during the year to accommodate soaring container transport demand. These included new routes between Asia and Europe, Asia and North America, Japan and the PRC, Japan and the Republic of Korea, as well as within southeast Asia.

Assembling a Fleet of Large Container Ships

The NYK Group has responded to surging demand for container cargo by ordering eight 8,100 TEU vessels with a maximum speed of 25 knots. Theses new ships are scheduled to go into service starting from 2007 through March 2008. They will join our Grand Alliance fleet, helping us improve shipping quality and improve cost competitiveness.



8,100 TEU X 8

The NYK Group boasts one of the world's largest container transport networks and superior services. We will continue to reform our operations so we can bolster our performance in the marketplace as a provider of safe, reliable services.

Pursuing Convenience and Efficiency through the Grand Alliance—The World's Largest Shipping Route Network

The NYK Group has formed the Grand Alliance with P&O Nedlloyd Limited (a U.K./Netherlands-based firm), Hapag-Lloyd Container Line Gmbh (Germany), Orient Overseas Container Line Ltd. (Hong Kong) and Malaysia International Shipping Corporation Berhad (Malaysia). The partners provide and share about 135 container vessels, thus constituting a world-leading network that covers shipping routes between Asia and Europe, Asia and North America, and across the Atlantic. The resulting economies of scale have allowed us to increase handling volume, shipments and port coverage. The Grand Alliance also enables us to maintain competitiveness by limiting investment risks and enabling the joint use of terminals and other facilities.



Serving Global Logistics Needs through a World-Class Fleet

As of March 31, 2004, the NYK Group operated 93 container ships. The average aggregate container inventory scale in 2003 was 408,000 twenty-foot equivalent units (TEU). The vessel fleet is young, and larger vessels will soon come into service to streamline efficiency. Our largest container ship has a capacity of 6,200 TEU, and we plan to start operating 19 ships of similar size in 2004, having already on order eight 8,100 TEU vessels. We will draw on our capacity to respond to market changes, while serving more ports and stabilizing schedules.





tainer Transport





PROVIDING VALUE-ADDED SERVICES THAT ENHANCE CUSTOMER SATISFACTION BEYOND CONTAINER TRANSPORT OPERATIONS

We are creating a wide range of services that augment our container transport operations. We provide such high-value-added logistics services as product ordering and schedule control in keeping with customers' logistics-information systems, and transport goods in containers to optimize speed and efficiency. We have built an extensive door-to-door delivery service through rail and truck connections and strengthened our land transportation networks to improve speed and efficiency. We have also created an e-commerce site to increase customer convenience.

Car

Supporting the automotive industry with the world's largest car transport capabilities

The automotive industry is one of the most global in nature. In recent years, automakers have localized production and streamlined their transportation infrastructures to survive and prosper amid intensifying competition. These companies seek trustworthy, expert partners for their finished-car shipments. The NYK Group harnesses its advanced transportation technologies and global fleet to satisfy these companies' needs. We are assembling a fleet of larger vessels to enhance customer satisfaction. We are also upgrading and establishing routes for larger recreational vehicles and truck transportation and otherwise expanding our services as a solutions provider.

The global car-transport business has been very buoyant, making it difficult for automakers to secure cargo space in response to growing demand. In the year under review, the NYK Group was able to transport 2.36 million cars by drawing on charter vessels and more efficiently allocating its ships. We concluded automobile logistics contracts with European automakers to serve the PRC and other Asian markets. We started operations at a RoRo* terminal in the PRC and established NYKCOS Car Carrier Co., Ltd., with the COSCO Group to handle domestic transportation in the PRC.

* RoRo: Roll on/Roll off

CREATING NEW DEMAND BY CULTIVATING HIGH-VALUE-ADDED CAR TRANSPORT SERVICES AND THROUGH FORWARD INVESTMENTS

Our car transport business has been traditionally based on exporting vehicles from Japan. As Japanese automakers increased overseas local production, we overhauled our operations and now handle more third-country transportation with the focus more on shipping to Japan, while expanding used-car transport. As of March 31, 2004, our fleet of 85 car carriers was the largest in the world, and we are working to build on that position by cultivating value-added services, such as supplying parts and repairing finished vehicles at terminals. The PRC is poised to expand exports worldwide in the years ahead, so we have moved ahead of our rivals in establishing new infrastructure, such as building new terminals.






NYK LINE

Transport


NYK LINE

Bulk/Ener

Supporting lifestyles and economies through the stable transportation of mined products, industrial and consumer goods, and energy resources

Our bulk/energy transport operations support lifestyles and economies by transporting iron ore, coal, agricultural products and other dry bulk items, as well as oil, LNG and other energy resources. This business is a core source of revenues and earnings for the NYK Group. More than 350 of our vessels operating around the globe draw on our worldwide information network to satisfy the diverse needs of our customers. We are rapidly building a fleet and infrastructure to serve Japan, the PRC and the rest of Asia, where fast economic growth has propelled cargo demand, as well as the Atlantic market.

In the period under review, we established NYK Bulkship (China) Ltd. in line with our drive under "Forward 120" to expand our bulk/energy transport operations globally. In the United Kingdom, we opened a CFO Office to provide financial support and stationed a sales director there. Also during the period, we set up the Bulk/Energy Atlantic Group to oversee our operations in the Atlantic market, and created Bulk & Energy B.V., a subsidiary based in the Netherlands. These efforts have already translated into several key achievements. We have secured a 10-year iron ore transportation agreement with a leading Chinese steel company; concluded a basic agreement with a French state-run gas company to participate in their new-building order for an LNG carrier; and signed a long-term contract with a U.S. paper company to transport wood chips.

Bulk/Energy Atlantic Group, NYK Line

Bulk/Energy Atlantic Group Established

In September 2003, we established the Bulk/Energy Atlantic Group in London to reinforce our regional business in the Atlantic market.

This operation enjoys similar authority to that of the Tokyo headquarters and is able to allocate NYK Group management resources when seeking to enter new areas of business.

In the years ahead, the Bulk/Energy Atlantic Group will reorganize our bulk/energy transport subsidiaries and affiliates based in Europe, the Americas and the rest of in the Atlantic.



Leveraging Our Expertise in Bulk Transport to Expand Globally

Over the years, the NYK Group has transported a wide range of mined products and industrial and consumer resources that have been essential for Japan's economic development. These include iron ore, coal for steel production, steaming coal, wood chips, cement and agricultural and marine products. We are drawing on our extensive expertise to add value to our services, such as through specialized carriers, cargo-specific transportation technologies, the efficient use of information networks, and by identifying and meeting customer needs in real time. We are pursuing new expansion initiatives in the rapidly growing markets of the PRC and other countries in Asia, while strengthening our capabilities in the Atlantic market.

Contributing to Stable Supplies of Energy Resources without Compromising Efficiency and Safety

The NYK Group plays a pivotal role in providing an energy-scarce Japan with such resources as crude oil, LNG and liquefied petroleum gas (LPG). It is our social responsibility to ensure stable supplies of oil, which accounts for 60% of the nation's energy demand. As of March 31, 2004, we operated 33 highly efficient tankers, of which 31 are very large crude carriers exceeding 200,000 Kt (dwt). We are increasingly deploying vessels with double hulls, which now account for 57.6% of our tanker fleet, to optimize safety. We are also investing in LNG carriers to meet the growing demand for LNG.



gy Resources Transport



Logistics

Helping customers build supply-chain management systems that deliver comprehensive solutions

The NYK Group is cultivating comprehensive logistics operations that generate synergies with Groupwide businesses, including container and car transport. The logistics business plays a central role in constructing our global logistics network and providing logistics services. The business has grown in recent years to become our fourth key source of Group revenues and earnings. This business serves a wide range of customer needs by building logistics and information system networks that are critical to efficient supply-chain management. The logistics business offers comprehensive services as an optimal partner for customers by integrating order and inventory management, distribution, import and export documentation, consolidation, and transportation by sea, air and land.

Constructing Flexible Global Logistics Networks to Meet Customer Needs

To respond flexibly and swiftly to changing market and customer needs, we operate our logistics business through companies in six regions under the NYK Logistics brand. These regions are the Americas, Europe, Oceania, the PRC, Asia and Japan. Tokyo headquarters has empowered each regional entity to tailor their strategies to local market needs and allowed them to flexibly market their services. We have devoted considerable human, material and capital resources to the important Chinese market, while also expanding our network in new markets, notably the Middle East and Central and South America as part of our global expansion efforts.

One-Stop-Shopping—A Key Strength of the NYK Group

In recent years, it has become essential for manufacturers and retailers to build logistics systems to maintain or secure competitive positions. This trend has prompted companies to seek high-value-added services through outside vendors. The NYK Group offers a diverse range of services that combine high-value-added storage management, extensive distribution networks, domestic and international transport and delivery, consolidation, order and inventory management, assistance with the customs clearing process, packaging and logistics information management. We design logistics-management processes and have deployed state-of-the-art logistics technologies, providing optimal logistics solutions for global supply-chain management.

Logistics Networks Serving a Globalizing Market

To provide efficient logistics services, it is essential to maintain a global logistics network. As of March 31, 2004, the NYK Group had over 320 offices in more than 240 locations in 27 countries. Our information systems bridge these centers with sea, air and land transport and delivery networks, allowing customers to track their cargo through our supply-chain management services. Our ability to provide seamless services worldwide attests to the strength of our logistics business.

NYK Logistics Network






NYK LOGISTICS
& MEGACARRIER
NYK LYRA
PANAMA

Logistics Technology Center

Another essential factor in providing optimal, comprehensive solutions to our customers is an infrastructure that combines diverse logistics and information technologies, enabling high-quality operations. We established the Logistics Technology Center two years ago. Its mission is to share the best practices approach of other members of the NYK Group and apply them to support the launches of new operations. The center advises regional operations, helping to open new logistics centers in the PRC and South America, recommending new solutions related to automotive logistics and the launch of operations. We will continue to identify and apply our expertise to meet the needs of our customers by expanding our logistics solutions, deploying new logistics technologies and enhancing the skills of the people running our information technology (IT) systems.



Cruise



Providing top-class services for luxury cruises and contributing to new concepts in holiday travel

The NYK Group places near the top of the rankings worldwide for its cruise ship fleet, providing passengers with unparalleled satisfaction. Leisurely luxury cruising still retains its luster. People who choose to go on cruises are more interested in the enjoyment that they derive from the voyage rather than the arrival at the destination itself. They seek the quality meals, sophisticated facilities, stage shows and other entertainment offered by cruise ships. Japanese holidaymakers are increasingly joining consumers in North America and Europe to become devotees of cruise travel.

Marine Leisure Business

We provide tours that allow people to enjoy the best that nature has to offer, such as our Sunlover Cruises, which include diving and coral viewing along the Great Barrier Reef from Cairns, Australia.



Providing Enriching Experiences through Luxurious Cruise Ships that Attract People from around the World

More than 60% of the nine million people worldwide who embark on cruises every year are North American. We established Crystal Cruises, Inc., in the United States in 1988 to serve these customers. We offer cruises around the world through two luxury ships. The first, Crystal Harmony, *which started operations in 1990, has a total tonnage of 48,621 Kt (gt) and a guest capacity of 940. The other is* Crystal Symphony, *which began cruises in 1995 and has a total tonnage of 51,044 Kt (gt) and a guest capacity of 940. In July 2003,* Crystal Serenity *began its inaugural cruise around the world. This new vessel is significantly larger than its two sister ships. It has a total tonnage of 68,870 Kt (gt) and can carry 1,080 guests.*

In Japan, NYK Cruises Co., Ltd., operates Asuka, *which began luxury cruises in 1991 and has a total tonnage of 28,856 Kt (gt) and a guest capacity of 592. This ship serves the Japanese market; where we expect demand for luxury cruising to expand in the years ahead.*



Terminal and Harbor Transport Services



Building Efficient and Comprehensive Distribution Capabilities around Terminals that Have Become Network Transport Centers

Global cargo movements have, out of necessity, become more rapid and more complex in recent years, so it is becoming increasingly important to expand terminals as relays for land and sea transport, and accurately control logistics to ensure efficiency. As a global logistics provider, we own, invest in, and operate terminals at key ports around the world, thereby becoming the world's leading terminal operator. We will continue to expand our network to ensure safe and speedy transportation, providing optimum convenience for our customers.

EXPANDING TERMINAL OPERATION NETWORK RELAYS FOR GLOBAL LOGISTICS OPERATIONS

We operate wholly owned terminals in Japan (Tokyo, Kobe and Yokohama), the United States (Los Angeles and Oakland) and Taiwan (Kaohsiung). We have also invested in container terminals in Nagoya, Japan; Laem Chabang, Thailand; and Sydney, Australia. In 2002, we acquired Ceres Terminals, Incorporated, headquartered in New Jersey, enhancing our ability to serve North America's East Coast, Mexico and Europe. In 2003, we almost doubled our container capacity, which increased to 6.4 million TEU. In the PRC, we followed up our participation in a RoRo terminal in Shanghai by investing in a terminal in Dalian. These moves are part of plans to strengthen our global network by bolstering terminal capacity.

Other Businesses



Opening new vistas for land, sea and air transport

SHIPPING-RELATED SERVICES These operations encompass domestic and overseas shipping-agency businesses, tug boat operations and the wholesaling of shipping machinery and equipment. These play an essential role in our core shipping operations and our cruise operations.

REAL ESTATE We own 530,000m^2 of real estate throughout Japan. In Tokyo, Yokohama, Nagoya, Kobe, Osaka and other cities, we rent out mainly office and commercial buildings, including the NYK Tennouzu Yusen Building, which faces Tokyo Bay and is a symbol of Tennouzu Island.

OTHERS These include oil wholesaling, air freight services, information processing and travel agency services.

Aiming to capitalize on the NYK Group's solid performance in the fast-growing Chinese market

Since joining the World Trade Organization (WTO) in December 2001, the PRC has drawn on the growing presence of foreign companies to accelerate its economic growth, as it becomes the factory of the world.

The NYK Group has allocated significant management resources to boost its performance in the expanding Chinese market.

In the container transport business, we opened offices in Beijing, Dalian, Tianjin, Qingdao and other cities in the 1990s to support our liner operations. Since then, we have steadily expanded the number of Chinese ports on our key shipping routes. In 1995, we established subsidiary NYK Line (China) Co., Ltd., which now has eight branches. It covers major Chinese ports and is gradually expanding its service network.

In the bulk/energy transport business, we have built up our operational structure through several initiatives. In 2003, for example, we set up NYK Bulkship (China) to gather information and cultivate our customer base. These efforts have already started to bear fruit, notably through the securing of long-term contracts with iron and steel makers, whose output of raw steel is surging, as well as through growth in the transportation of wood chips.

In the logistics business, we established wholly owned subsidiary NYK Logistics (China) Co., Ltd., in 2000 to serve rising demand for door-to-door logistics. Management recognizes that now is the time to make forward investments. We are therefore investing heavily in capital and human resources for the long term, while prioritizing the construction of our local logistics networks.



China Auto-Project Group

The China Auto-Project Group is responding to soaring demand for car transportation by spearheading our business development in this area. In 2002, the group jointly established NYKCOS Car Carrier, which has started shipping cars to coastal areas of the PRC. The China Auto-Project Group also decided to participate in the construction of a RoRo terminal in Dalian, which followed one in Shanghai. In addition to handling domestic transportation of automobiles and operating RoRo terminals in the PRC, the NYK Group is stepping up marketing to automakers by offering integrated logistics services, developing land-transportation capabilities for automobiles, and offering procurement and logistics services for production parts. With growth in the automotive industry in the PRC at historic levels, the NYK Group is working to build a high-quality car logistics network.



Engaging in diverse activities to ensure safe operation, preserve the global environment and develop new technologies

Safe Vessel Operation and Environmental Preservation Basics for the NYK Group

Safe operation and the preservation of the global environment are top priorities for the NYK Group. We strive to ensure safety in all our activities, as part of which we are building a system to respond appropriately to emergencies. We are also promoting our environmental activities by expanding the applicability of our initiatives to encompass all our business locations.

In light of the dramatically increased importance of antiterrorism measures in recent years, we have expedited enhancements of our security systems, beginning with antiterrorism policies, preparatory to the enactment of related treaties and legislation.

We think it is critical to formulate and execute safety, security and environmental measures in collaboration with those at locations where supply chains are being constructed.

NYK has established a Safety and Environmental Management Committee, chaired by the president, at the Tokyo headquarters. Under this committee, we have organized subcommittees which promote specific measures for each vessel type and business. We have also set up Safety and Environmental Management Committees in our six operating regions around the world as satellite sites, thus establishing a single, multisite system for the coordination of environmental protection activities. This system enables policies and specific directives formulated by top management to be accurately conveyed to various locations. In addition to carrying out periodic monitoring of activities and taking necessary action based on the results, we have established a PDCA (plan, do, check and act) cycle for continual improvements.

We carry out safe operation and environmental protection related quality assurance activities based on proprietary standards designed to achieve safe operations above a defined level. We call these standards and system "NAV9000" and request ship owners and ship management services companies to apply these standards to their own management system.

We request such suppliers to implement NAV9000 standards in their operations. Also, we keep monitoring their activities and call on them to make necessary improvements. We believe these sustained activities are integral to safe operation and environmental protection.

To strengthen our environmental activities, in 2002 we constructed an environmental management system covering the Group and its fleet of approximately 500 ships, and acquired ISO 14001 certification. We have expanded our environmental management system to encompass overseas container terminals, land and inland waterway-based transportation with trucks, trains and barges, logistics and our cruise business. The Group has received ISO 14001 certification for more than 60 business locations, centered on the three core world regions of Europe, North America and Asia. We boast the world's largest environmental management system among comprehensive logistics businesses centered on marine transportation. We are cultivating uniform environmental protection initiatives worldwide under the

Global SEMC


Europe
Tokyo headquarters
East Asia
South Asia
Oceania
Americas

SEMC: Safety & Environmental Management Committee

One Environmental Policy (Green Policy) and One Environmental Management System initiatives. We will continue to pursue safe operation that reduces and eliminates environmental risks, while innovating and taking action to improve environmental efficiency, beginning with the reduction of fuel consumption.

Our commitment to safety and the environment is well regarded. In 2003, NYK was incorporated into two international socially responsible investing (SRI) indices—the FTSE4Good Global Index and the Dow Jones Sustainability Indexes. These benchmarks recognize efforts made in the areas of the environment, social and ethical issues, and human rights. We have also received the Prize for Activities to Protect the Logistics Environment from the Japan Federation of Freight Industries.

Superior Technology and Human Resources Supporting Safety, Environmental Protection and Competitiveness

To cement its position as a trusted global logistics group, the NYK Group has endeavored to develop and improve the technologies that are central to its competitiveness. Environmental protection is a central priority in technological enhancements and innovations. For example, we are participating in research into land-based power supply systems to prevent air pollution from our large container ships while they are in port. We have installed a system that measures emissions of nitrous and sulfur oxides and carbon dioxide. We are also seeking ways to reduce fuel consumption and emissions without compromising ship performance. *Crystal Serenity*, our newest cruise ship, employs a low-emission engine. We plan to install electronically controlled engines in our car carriers to reduce emissions and fuel consumption.

In April 2004, we established Monohakobi Technology Institute, which provides support for the Group's technological and human resources. Technicians and sales representatives in our container and car transport businesses work together at the institute, combining their knowledge and experience to facilitate the more rapid development of highly competitive technologies, which enables a rapid response to customer needs and contributes to NYK's global expansion.

These efforts have already produced results. For example, we developed a device that treats water ballast to minimize the impact on the marine environment of microbes transported around the world. We are conducting proving tests on wind-generation systems installed on ships to reduce the consumption of fossil fuels. We have also created a device that removes smoke from ship emissions. We will continue to pursue the development of technologies that support the Group's comprehensive logistics strategies.

We maintain training programs for all Group employees around the world. For example, we have established an educational and training system based at the NYK Maritime College. This system is designed to ensure that crews work in accordance with our safety and environmental standards. We hold training courses based on NYK Group requirements for crews in Japan, the Philippines, Singapore, India, the PRC and Europe, and provide additional skills training for crews working on larger and more modern vessels. We set up the NYK Business College to train and attract employees to reflect the rapid globalization and diversification of our operations. Group companies in Japan and abroad also enhance employee skills through a wide range of programs.



Bridge-resource management training at the NYK Maritime College

Strengthening Corporate Governance

To reinforce the Board of Directors' strategic planning and executive oversight functions, clarify the rights and responsibilities of our business units and accelerate decision making, we have instituted a management committee system.

We have also established a system that promotes Group management through the Board of Directors, a Board of Corporate Auditors, an Executive Committee for Strategic Management, a Committee of Directors and an NYK Group Conference of Presidents.

In the previous fiscal year, we appointed six executives from Group companies to external director positions. Their mission is to ensure the sharing of Group management strategies and expand Group value.

Management Organization Chart


General Meeting of Shareholders
Board of Directors
Board of Corporate Auditors
Executive Committee for Strategic Management
NYK Group Conference of Presidents
Committee of Directors
Global Logistics Headquarters
Bulk/Energy Resources Transportation Headquarters
Technical Headquarters
Container Transportation Division
Logistics Division
Car Carrier Division
Bulk/Energy Resources Transportation Groups
Cruise Enterprise Division
Harbour Division
Administration Divisions

Directors & Auditors

(As of June 29, 2004)

Chairman
Takao Kusakari*

President
Koji Miyahara*

Executive Vice Presidents
Tadatoshi Mamiya*
Tadamasa Ishida*

Senior Managing Directors
Yukio Ozawa*
Koji Usami*
Takao Manji*

Managing Directors
Michio Tamiya
Yasushi Yamawaki
Takahiro Ota
Koichi Aoki
Hiromitsu Kuramoto
Minoru Sato
Yasumi Kudo
Koichi Inoue
Hiroshi Sugiura

Director
Masahiro Aoyama

*Directors***
Hiroyuki Shimizu
Yutaka Yasunaga
Tsuguo Yamada
Susumu Kikuchi
Motoo Igawa
Masamichi Morooka
Naoki Takahata
Makoto Igarashi
Yoshiharu Murata
Masato Katayama
Masahiro Kato
Hidenori Hono
Yuji Semba
Koichiro Shoji
Shinji Kobayashi
Tetsufumi Otsuki
Takeshi Matsunaga
Takatake Naraoka
Genta Ohyama

Corporate Auditors (Full-time)
Ryuji Narisada
Kazuhira Kamiya

Outside Corporate Auditors (Part-time)
Keisuke Kitajima
Tsuyoshi Miyazaki

* Representative Director
** These directors are not regulated by the Commercial Code of Japan.

FLEET: NYK GROUP COMPANIES

(As of March 31, 2004)

Gross Operating Tonnage

	Vessels		Kt (dwt)	
	2003	2004	2003	2004
Owned	197	216	14,961,156	15,811,712
Chartered	390	400	18,295,202	19,304,805
Total	587	616	33,256,358	35,116,517

Note: Figures include vessels that are owned, jointly owned or chartered by NYK and its consolidated subsidiaries.

(As of March 31, 2004)

Type of vessel		Owned	Chartered	Total
Container Ships	Vessels	27	104	131
	Kt (dwt)	1,081,766	2,961,361	4,043,127
Bulk Carriers (Capesize)	Vessels	32	39	71
	Kt (dwt)	4,505,861	5,571,455	10,077,316
Bulk Carriers (Panamax and Handysize)	Vessels	31	114	145
	Kt (dwt)	1,328,849	5,085,128	6,413,977
Wood Chip Carriers	Vessels	12	32	44
	Kt (dwt)	533,125	1,506,326	2,039,451
Car Carriers	Vessels	29	64	93
	Kt (dwt)	464,256	957,096	1,421,352
Reefer Carriers	Vessels	12	15	27
	Kt (dwt)	118,766	133,952	252,718
Tankers	Vessels	33	23	56
	Kt (dwt)	6,140,511	3,019,815	9,160,326
LNG Carriers	Vessels	22	0	22
	Kt (dwt)	1,519,221	0	1,519,221
Cruise Ships	Vessels	3	1	4
	Kt (dwt)	14,797	8,160	22,957
Others	Vessels	15	8	23
	Kt (dwt)	104,560	61,512	166,072
Total	Vessels	216	400	616
	Kt (dwt)	15,811,712	19,304,805	35,116,517

FINANCIAL SECTION

CONTENTS

CONSOLIDATED SIX-YEAR SUMMARY

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries

	Millions of yen					
	2004	2003 (4)	2002 (1)	2001 (1)	2000 (1)	1999 (1)
For the years ended March 31:						
Revenues	¥1,398,320	¥1,249,242	¥1,142,934	¥1,133,906	¥1,102,434	¥1,082,526
Costs and expenses	1,158,352	1,037,373	945,950	918,646	912,016	919,329
Selling, general and administrative expenses	148,035	142,746	131,425	127,620	119,548	115,458
Operating income	91,933	69,123	65,559	87,640	70,870	47,739
Other income (expenses), net	(17,270)	(18,779)	(15,451)	(16,341)	(31,721)	(21,913)
Income before extraordinary items	74,663	50,344	50,108	71,299	39,149	25,826
Extraordinary gains (losses), net	(13,127)	(17,697)	(18,399)	(13,495)	(5,093)	1,444
Income before income taxes and minority interests	61,536	32,647	31,709	57,804	34,056	27,270
Income taxes—current	33,798	15,350	13,159	26,591	19,658	14,936
Income taxes—deferred	(9,512)	(93)	(337)	(5,134)	(1,818)	—
Minority interests	(2,439)	(3,097)	(1,348)	(785)	(421)	96
Net income	34,811	14,293	17,539	35,562	15,795	12,430
As of March 31:						
Total current assets	¥ 370,674	¥ 350,228	¥ 313,917	¥ 322,779	¥ 312,430	¥ 380,708
Total current liabilities	425,754	370,522	387,322	378,955	409,849	380,839
Total vessels, property and equipment, net of accumulated depreciation	652,405	651,160	685,712	750,325	708,719	730,639
Total assets	1,376,664	1,287,170	1,339,923	1,381,594	1,419,920	1,500,743
Long-term debt	491,233	548,926	547,657	659,358	683,127	811,741
Total shareholders' equity	358,045	288,363	320,096	278,748	259,004	253,536
Consolidated retained earnings	146,756	122,272	116,350	113,684	90,654	85,185

	Yen					
Per share of common stock (2)(3):						
Income before extraordinary items	¥ 61.11	¥ 41.07	¥ 40.67	¥ 57.91	¥ 32.13	¥ 21.54
Net income—primary	28.27	11.48	14.23	28.88	12.97	10.37
—fully diluted	—	—	14.23	28.21	12.49	10.37
Shareholders' equity	292.88	235.81	260.80	225.36	212.59	208.10
Dividends applicable to the year	10.00	7.50	7.50	7.50	6.00	4.00

Notes: (1) Restated to reflect the changes in presentation of accounts and to present NYK Group accounts on a continuing basis for all years presented.

(2) "Per share of common stock " is calculated based on the weighted-average number of common shares outstanding during each fiscal year.

(3) In the fiscal year ended March 31, 2003, the Company applied the Accounting Standards Related to Accounting for Net Income per Share (Corporate Accounting Standard No. 2) and Guidelines for Applying Accounting Standards Related to Net Income per Share (Guideline No. 4 for Applying Corporate Accounting Standards) to calculate shareholders' equity per share and primary and fully diluted net income per share. The impact of these changes was minimal.

(4) Although vessel expenses, long-term charter charges related to vessels other than container ships used to be recognized in the year in which they incurred, from the year ended March 31, 2003, the Company changed its accounting such that in principle they are now recognized upon completion of arrival back at the port of origin. The impact of these changes is shown in notes 3.1 to the consolidated financial statements.

Overview

In the fiscal year ended March 31, 2004, the NYK Group posted consolidated revenues of ¥1,398.3 billion, operating income of ¥91.9 billion, income before extraordinary items of ¥74.7 billion, and net income of ¥34.8 billion. The first three of these figures were record highs.

Consolidated revenues climbed 11.9%, reflecting higher volumes and freight rates in the Shipping segment, as well as expansion in the core Logistics and Terminal and Harbor Transport segments. Operating income rose 33.0% on the strength of intensive cost-cutting efforts, which offset higher costs and expenses and selling, general and administrative expenses. The operating margin improved 1.1 percentage points, to 6.6%.

Due to lower interest expenses and other factors, other expenses, net, fell, while income before extraordinary items soared 48.3%. To enhance competitiveness, management disposed of some of its assets and recorded a loss on sale and disposal of vessels, property, equipment and investment securities, net. Loss on valuation of investment plunged. As a result, extraordinary losses, net, fell.

Net income thus skyrocketed 143.6%. The combined total of current and deferred income taxes was ¥24.3 billion and minority interests were ¥2.4 billion. In the year under review, return on equity (ROE) more than doubled, from 4.7% to 10.8%.

Segment Performance

Shipping

The Shipping segment comprises three areas. The first is the liner trade, which mainly includes container transport operations. The second is trampers and specialized carriers, which covers bulk ore and coal carrier and car carrier operations. The third is the tanker business, which encompasses crude oil, LNG, petroleum products and chemical carrier operations. A significant improvement in the liner trade helped boost total revenues in this segment 11.4%, to ¥879.9 billion, while operating income surged 50.2%, to ¥91.3 billion, and income before extraordinary items increased 79.4%, to ¥76.9 billion.

Liner Trade

We almost reached our cargo volume target, with total revenues in this business climbing 17.3%, to ¥379.3 million. This reflected soaring demand on all routes, which allowed us to restore freight rates and offset the impact of higher fuel prices. Another contributor was the new cost-cutting program under "CIRCUIT 120."

REVENUES


(Billions of yen)
1,600
1,200
800
400
0
00 01 02 03 04

OPERATING INCOME AND OPERATING MARGIN


(Billions of yen)
(%)
100
75
50
25
0
8
6
4
2
0
00 01 02 03 04
Operating income
Operating margin

NET INCOME AND RETURN ON EQUITY (ROE)


(Billions of yen)
(%)
40
30
20
10
0
16
12
8
4
0
00 01 02 03 04
Net income
ROE

Trampers and Specialized Carriers

Total revenues in this business were again solid, gaining 10.3%, to ¥401.6 billion. Car transportation remained at high levels worldwide, and we were able to transport 2.36 million units during the period under review. Most bulk carriers performed well under long-term contracts. Performance suffered, however, as a result of increased spot leasing charges among Capesize carriers, historically high freight rates and long waits to enter major ports in Australia, Brazil and the PRC.

Tanker Business

Total revenues in this business dropped 3.2%, to ¥99.0 billion. All tanker types performed solidly under long-term contracts. Despite a volatile freighter market, vessels under spot contracts did well in transporting crude oil and refined products.

Logistics

Total revenues in this segment rose 12.9%, to ¥295.0 billion. The airfreight business performed well on the back of favorable volume. We boosted revenues in other areas of this segment by harnessing our medium-term "Logistics Strategy Plan" to meet increasing demand for car carrier transportation, mainly in the PRC and other parts of Asia. We reinforced our infrastructure and nurtured new businesses. In contrast to the rise in total revenues, operating income fell 41.7%, to ¥3.6 billion, and income before extraordinary items fell 48.8%, to ¥3.2 billion, owing to high start-up costs.

Cruise

Crystal Serenity entered service in July 2003 as the third vessel in the "Crystal" family of cruise ships. These ships and *Asuka* all operated without incident during the period under review. Passenger demand continued to suffer, however, from the aftermath of the 9/11 terrorist attacks, the war in Iraq and the spread of severe acute respiratory syndrome (SARS). Intensive marketing failed to prevent a decline in total revenues in this segment, which fell 2.2%, to ¥29.9 billion. And despite aggressive cost-cutting efforts, operating loss jumped ¥4.9 billion, to ¥5.4 billion, and loss before extraordinary items increased ¥4.6 billion, to ¥6.6 billion.

Terminal and Harbor Transport

Total revenues in this segment jumped 55.0%, to ¥102.4 billion. This reflected contributions from Ceres Terminals, which we acquired in October 2002 and consolidated during the period under review. The operations of that subsidiary are concentrated on the east coast of North America. Other terminals in Japan and elsewhere benefited from favorable container volumes. Operating income fell ¥463 million, to ¥605 million, while loss before extraordinary items was ¥2.0 billion compared with income before extraordinary items of ¥878 million in the previous period, largely owing to strikes at terminals on the west coast of North America. During the period under review, we made significant inroads in other markets, particularly in the PRC, where we invested in car terminals in Shanghai and Dalian.

Other Services

Total revenues in the Shipping-Related Services segment, including the wholesaling of shipping machinery and equipment and tugboat operations, decreased ¥275 million, while income before extraordinary items fell ¥315 million.

Total revenues in the Real Estate segment fell ¥1.2 billion, while operating income was down ¥380 million and income before extraordinary items decreased ¥185 million. These decreases reflected intensified competition, which overshadowed efforts to maintain and boost occupancy rates and rents.

Total revenues in the Others segment, including information processing, oil wholesaling and travel agency services, gained 2.8%, to ¥102.8 billion. Operating loss decreased ¥814 million, to ¥1,238 million, while loss before extraordinary items was ¥395 million, compared with income before extraordinary items of ¥1,292 million in the previous period.

Analysis of Capital Sources and Liquidity

ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

As of March 31, 2004, total assets were ¥1,376.7 billion, an increase of ¥89.5 billion from the end of the previous fiscal period. Notes and accounts receivable—trade increased ¥19.3 billion due to expanding business, and investments in securities rose ¥72.7 billion, reflecting rising stock prices.

Total liabilities were ¥995.0 billion, an increase of ¥18.3 billion. This was partly due to the effects of the stronger yen. Despite efforts to reduce interest-bearing debt, which fell ¥36.9 billion, a ¥13.5 billion increase in income taxes payable as a result of substantially higher net income, an ¥18.3 billion rise in deferred income tax liabilities due to substantial net unrealized holding gain on other securities, and a ¥12.4 billion increase in notes and accounts payable all contributed to the rise in total liabilities.

Total shareholders' equity increased ¥69.7 billion, to ¥358.0 billion, primarily owing to a rise in consolidated retained earnings and net unrealized holding gain on other securities compared with net unrealized holding loss on other securities in the previous period.

The debt-to-equity ratio improved 0.6 percentage point, to 1.8%.

CASH FLOWS

During the period under review, net cash provided by operating activities was ¥111.4 billion, up ¥23.2 billion. This reflected additional adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities, which included a gain in inventories.

Net cash used in investing activities was ¥88.1 billion, largely owing to increased expenditures for tangible and intangible fixed assets, mainly for ships, and a significant increase in lending of loans receivable.

Net cash used in financing activities was ¥34.9 billion. This was due mainly to the reduction of interest-bearing debt—long-term loans and bonds—and a rise in cash dividends paid by the Company.

As a result of these factors, net decrease in cash and cash equivalents was ¥21.7 billion. Increase in cash and cash equivalents due to change in consolidation scope was ¥5.5 billion. As a result of these factors, cash and cash equivalents at end of the year stood at ¥63.6 billion, down ¥16.2 billion.

INTEREST-BEARING DEBT


(Billions of yen)
1,000
750
500
250
0
00 01 02 03 04

TOTAL SHAREHOLDERS' EQUITY AND EQUITY RATIO


(Billions of yen)
(%)
400
300
200
100
0
32
24
16
8
0
00 01 02 03 04
Total shareholders' equity
Equity ratio

DEBT-TO-EQUITY RATIO


(Billions of yen)
(Times)
1,000
750
500
250
0
4
3
2
1
0
00 01 02 03 04
Interest-bearing debt
Debt-to-equity ratio
Total shareholders' equity

CASH FLOWS


(Billions of yen)
200
100
0
−100
−200
02 03 04
Net cash provided by operating activities
Net cash provided by (used in) investing activities
Net cash used in financing activities

Funding Requirements

Most of the working capital that the NYK Group requires is for Group ship transportation and cruise operations. These funds are primarily used to cover cargo expense, fuel, harbor and other running expenses, as well as the cost of crews, vessel repairs and chartering. In addition, the Group incurs labor and other administrative expenses in its logistics and terminal operations. Each business has labor, information processing and general and administrative expenses. The Group also invests in ships and in logistics and terminal facilities. Capital expenditure for the year was ¥143.4 billion.

Financial Policies

To maintain and expand its business activities, the NYK Group sources funds internally as well as through bank loans and the issuance of bonds and commercial paper.

When funding capital purchases in the core shipping business, we aim to secure long-term loans. We base borrowing levels on the projected freight revenues and lease proceeds from the operations of each ship during the periods of these loans. Similarly, for logistics and terminal facilities we secure stable funding in line with future cash flows. As of March 31, 2004, long-term loans stood at ¥389.4 billion. These borrowings were denominated in yen, U.S. dollars, euros and in other currencies, with a mix of floating and fixed interest rates.

We fund working capital with loans due within one year and commercial paper. No commercial paper issues were outstanding at the close of the period under review. The Group also uses the capital markets as needed to secure funds for its facilities and working capital. The Group did not issue new bonds during the period. At year-end, bonds outstanding stood at ¥122.0 billion.

Management strives to minimize interest costs in choosing funding methods. At the same time, it obtains funding so it can lease some ships and thereby lower interest-bearing debt. The Group has instituted a cash management system to draw on internal funds.

The NYK Group remains well positioned to generate sufficient cash flows on the strength of its healthy operating results and financial position. The Group has a commitment line of ¥20.0 billion from financial institutions. In management's view, therefore, the NYK Group is able to obtain sufficient working capital and facilities funding to support growth.

Significant Accounting Policies and Assumptions

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles and practices in Japan. The production of such statements necessarily entails management decisions on accounting policies adopted and assumptions that affect amounts and disclosures in the balance sheets and statements of income. Management refers to historical data in making rational decisions based on these estimates. Actual results may differ materially from these estimates.

The following significant accounting policies greatly influence management's key estimates in producing the consolidated financial statements.

Revenue and Income Recognition

The NYK Group recognizes revenues and earnings for container ships proportionately with the movement of shipments. Recognition for other vessels is mainly upon completion of each voyage. For other business areas, management uses rational standards based on when services are provided.

Allowance for Doubtful Accounts

The Group maintains this allowance to prepare for the risks of losses arising from defaults on accounts receivable and other claims. Where the financial positions of debtors deteriorate such that collection becomes doubtful, management may augment the allowance or book losses.

Valuation of Investments

The NYK Group holds shares in financial institutions and business partners. In principle, we state securities with available market quotes at market value. Other securities without available market quotes are stated using the loss-reduction method where management determines that price declines are not temporary in light of assumptions about the financial position of the company or institution in which the investments are held.

Amortization of Depreciable Assets

The NYK Group holds tangible and intangible depreciable assets. Management amortizes these assets based on rational methods over their amortization terms, although the depreciation of actual asset values may differ from the reductions used in balance sheet accounting.

Retirement and Severance Benefits

The NYK Group covers employee retirement and severance liabilities and costs based on actuarial assumptions. These assumptions encompass such factors as discount rates, rates of salary increases and long-term rates of return on pension assets. The NYK Group reviews its actuarial assumptions annually. Where necessary, it adjusts the assumptions in light of the current market environment. Where actual results differ from assumptions or where management changes its assumptions, the effects are cumulative and influence future recognition. In general, therefore, the recognized costs and liabilities are recognized over a future period.

Deferred Income Tax Assets

The NYK Group makes rational estimates of future taxable income in evaluating the recoverability of deferred income tax assets. Since recoverability depends on the income assumptions above, if management decides that the deferred income tax assets are likely to be partly or wholly unrecoverable it may reduce the deferred income tax assets for the period concerned, booking the reduction as taxes.

The risks and uncertainties facing the NYK Group include significant changes in economic conditions in the markets in which it does business, in the shipping market, and in foreign exchange, interest rates and fuel prices, as well as from maritime accidents involving the Group's ships, and social turmoil arising from wars, terrorism and the outbreak of diseases, such as SARS. These risks and uncertainties could affect the Group's business activities, management results and financial position. The risks and uncertainties that could affect the Group are not limited to those mentioned above.

CONSOLIDATED BALANCE SHEETS

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(As of March 31, 2004 and 2003)

ASSETS	Millions of yen 2004	Millions of yen 2003	Thousands of U.S.dollars (Note 2) 2004
Current assets:			
Cash and time deposits	¥ 65,373	¥ 80,789	$ 618,536
Marketable securities (Note 4)	3,023	10,703	28,601
Notes and accounts receivable-trade (Note 11)	167,869	148,551	1,588,311
Allowance for doubtful accounts	(1,800)	(3,735)	(17,033)
Inventories (Note 5)	19,850	20,107	187,814
Deferred income tax assets (Note 9)	7,977	2,347	75,479
Other current assets	108,382	91,466	1,025,472
Total current assets	370,674	350,228	3,507,180
Investments and long-term receivables:			
Investments in securities (Note 4)	214,501	141,790	2,029,525
Investments in unconsolidated subsidiaries and affiliates	51,027	43,732	482,800
Long-term loans receivable	10,309	4,961	97,538
Deferred income tax assets (Note 9)	2,805	9,302	26,543
Other long-term receivables, at cost	48,230	60,517	456,336
Allowance for doubtful accounts	(2,000)	(3,646)	(18,921)
Total investments and long-term receivables	324,872	256,656	3,073,821
Vessels, property and equipment, net of accumulated depreciation (Notes 6, 7 and 8):			
Vessels	445,384	464,534	4,214,060
Buildings and structures	68,397	65,644	647,147
Equipment and fixtures	7,012	6,161	66,347
Land	66,263	62,203	626,957
Construction in progress	39,035	27,210	369,336
Others	26,314	25,408	248,972
Total vessels, property and equipment, net of accumulated depreciation	652,405	651,160	6,172,819
Intangible assets	21,387	19,308	202,353
Excess of investment cost over underlying net assets of consolidated subsidiaries, net of accumulated amortization	7,189	9,546	68,019
Other assets	137	272	1,298
Total assets	¥1,376,664	¥1,287,170	$13,025,490

The accompanying notes are an integral part of the consolidated financial statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen 2004	Millions of yen 2003	Thousands of U.S.dollars (Note 2) 2004
Current liabilities:			
Short-term bank loans	¥ 61,071	¥ 39,117	$ 577,834
Current portion of long-term debt (Note 8)	102,177	103,355	966,760
Notes and accounts payable	136,675	124,298	1,293,167
Income taxes payable	26,062	12,587	246,589
Deferred income tax liabilities (Note 9)	1,352	2,122	12,791
Employees' bonuses accrued	6,981	6,213	66,054
Other current liabilities	91,436	82,830	865,130
Total current liabilities	425,754	370,522	4,028,325
Long-term liabilities:			
Long-term debt (Note 8)	491,233	548,926	4,647,870
Deferred income tax liabilities (Note 9)	23,092	4,061	218,494
Reserve for employees' retirement benefits (Note 15)	19,226	18,725	181,908
Reserve for directors' retirement benefits	2,514	2,853	23,786
Reserve for periodic dry docking of vessels	4,574	5,369	43,279
Other long-term liabilities	28,557	26,183	270,191
Total long-term liabilities	569,196	606,117	5,385,528
Total liabilities	994,950	976,639	9,413,853
Minority interests	23,669	22,168	223,951
Shareholders' equity:			
Common stock,			
2004—Authorized 2,983,550,000 shares, outstanding 1,230,188,073 shares			
2003—Authorized 2,983,550,000 shares, outstanding 1,230,188,073 shares	88,531	88,531	837,648
Additional paid-in capital (Note 10)	94,421	94,421	893,377
Retained earnings (Note 10)	146,756	122,272	1,388,550
Net unrealized holding gain (loss) on other securities	44,333	(4,180)	419,464
Foreign currency translation adjustments	(12,900)	(9,727)	(122,058)
	361,141	291,317	3,416,981
Treasury stock	(3,096)	(2,954)	(29,295)
Total shareholders' equity	358,045	288,363	3,387,686
Commitments and contingent liabilities (Note 11)			
Total liabilities, minority interests and shareholders' equity	¥1,376,664	¥1,287,170	$13,025,490

	Yen 2004	Yen 2003	U.S.dollars 2004
Shareholders' equity per share	¥292.88	¥235.81	$2.77

CONSOLIDATED STATEMENTS OF INCOME

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2004 and 2003)

	Millions of yen		Thousands of U.S.dollars (Note 2)
	2004	2003	2004
Revenues	¥1,398,320	¥1,249,242	$13,230,393
Costs and expenses	1,158,352	1,037,373	10,959,906
Gross profit	239,968	211,869	2,270,487
Selling, general and administrative expenses	148,035	142,746	1,400,648
Operating income	91,933	69,123	869,839
Other income (expenses):			
Interest and dividend income	5,264	5,407	49,810
Interest expenses	(18,098)	(20,146)	(171,239)
Others, net	(4,436)	(4,040)	(41,976)
Other income (expenses), net	(17,270)	(18,779)	(163,405)
Income before extraordinary items	74,663	50,344	706,434
Extraordinary items:			
Gain on sale and disposal of vessels, property, equipment and investment securities, net	(1,636)	802	(15,483)
Loss on valuation of investment	(304)	(7,351)	(2,874)
Loss on cancellation of vessel charters	(2,500)	(2,854)	(23,651)
Others, net	(8,687)	(8,294)	(82,198)
Extraordinary gains (losses), net	(13,127)	(17,697)	(124,206)
Income before income taxes and minority interests	61,536	32,647	582,228
Income taxes—current	33,798	15,350	319,777
Income taxes—deferred	(9,512)	(93)	(89,995)
Minority interests	(2,439)	(3,097)	(23,079)
Net income	¥ 34,811	¥ 14,293	$ 329,367

	Yen		U.S.dollars (Note 2)
Per share of common stock:			
Net income—primary	¥28.27	¥11.48	$0.27
—fully diluted	—	—	—
Dividends applicable to the year	10.00	7.50	0.09

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2004 and 2003)

	Shares of common stock (Thousands)	Millions of yen					
		Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gain (loss) on other securities	Foreign currency translation adjustments	Treasury stock
Balance as of March 31, 2002	1,227,504	¥88,531	¥93,342	¥116,350	¥26,093	¥ (4,156)	¥ (64)
Increase in additional paid-in capital due to exchange offering	2,684	—	1,079	—	—	—	—
Increase due to inclusion/exclusion of consolidated subsidiaries, net	—	—	—	1,071	—	—	—
Retirement of treasury stock	—	—	—	(1)	—	—	—
Cash dividends	—	—	—	(9,213)	—	—	—
Directors' bonuses	—	—	—	(228)	—	—	—
Net income for the year	—	—	—	14,293	—	—	—
Net unrealized holding loss on other securities	—	—	—	—	(30,273)	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(2,890)
Foreign currency translation adjustments for the year	—	—	—	—	—	(5,571)	—
Balance as of March 31, 2003	1,230,188	88,531	94,421	122,272	(4,180)	(9,727)	(2,954)
Increase due to inclusion/exclusion of consolidated subsidiaries, net	—	—	—	614	—	—	—
Cash dividends	—	—	—	(10,692)	—	—	—
Directors' bonuses	—	—	—	(249)	—	—	—
Net income for the year	—	—	—	34,811	—	—	—
Net unrealized holding gain on other securities	—	—	—	—	48,513	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(142)
Foreign currency translation adjustments for the year	—	—	—	—	—	(3,173)	—
Balance as of March 31, 2004	1,230,188	¥88,531	¥94,421	¥146,756	¥44,333	¥(12,900)	¥(3,096)

	Shares of common stock (Thousands)	Thousands of U.S. dollars (Note 2)					
		Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gain (loss) on other securities	Foreign currency translation adjustments	Treasury stock
Balance as of March 31, 2003	1,230,188	$837,648	$893,377	$1,156,891	$ (39,554)	$ (92,029)	$(27,947)
Increase due to inclusion/exclusion of consolidated subsidiaries, net	—	—	—	5,807	—	—	—
Cash dividends	—	—	—	(101,158)	—	—	—
Directors' bonuses	—	—	—	(2,357)	—	—	—
Net income for the year	—	—	—	329,367	—	—	—
Net unrealized holding gain on other securities	—	—	—	—	459,018	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(1,348)
Foreign currency translation adjustments for the year	—	—	—	—	—	(30,029)	—
Balance as of March 31, 2004	1,230,188	$837,648	$893,377	$1,388,550	$419,464	$(122,058)	$(29,295)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2004 and 2003)

	Millions of yen		Thousands of U.S.dollars (Note 2)
	2004	2003	2004
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 61,536	¥ 32,647	$ 582,228
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	65,689	66,111	621,526
Loss (gain) on sale and disposal of tangible and intangible fixed assets, net	2,285	565	21,623
Loss (gain) on sale of marketable and investment securities, net	(679)	(1,391)	(6,422)
Loss (gain) on devaluation of marketable and investment securities	304	7,351	2,874
Equity in earnings of unconsolidated subsidiaries and affiliates	(1,624)	(1,472)	(15,369)
Interest and dividend income	(5,264)	(5,407)	(49,810)
Interest expenses	18,098	20,146	171,239
Loss (gain) on foreign currency exchange	2,015	1,631	19,069
Decrease (increase) in notes and accounts receivable	(17,773)	(13,435)	(168,162)
Decrease (increase) in inventories	324	(4,762)	3,069
Increase (decrease) in notes and accounts payable	10,259	2,647	97,071
Others, net	10,079	5,002	95,360
	145,249	109,633	1,374,296
Interest and dividends received	6,137	6,550	58,063
Interest paid	(18,577)	(21,540)	(175,768)
Payments for income taxes	(21,449)	(6,517)	(202,942)
Net cash provided by operating activities	111,360	88,126	1,053,649
Cash flows from investing activities:			
Purchase of marketable securities	(5,765)	(9,881)	(54,550)
Proceeds from sale of marketable securities	13,671	15,262	129,348
Expenditures for tangible and intangible fixed assets	(143,353)	(89,123)	(1,356,357)
Proceeds from sale of tangible and intangible fixed assets	67,459	54,267	638,270
Purchase of investment securities	(8,036)	(11,496)	(76,036)
Proceeds from sale of investment securities	8,334	6,981	78,854
Payments for purchase of investments in subsidiaries resulting in change of scope of consolidation	(210)	(19,666)	(1,985)
Payments for sale of investments in subsidiaries resulting in change of scope of consolidation	(47)	—	(441)
Lending of loans receivable	(27,074)	(6,131)	(256,162)
Collection of loans receivable	4,542	686	42,976
Others, net	2,390	4,618	22,615
Net cash used in investing activities	(88,089)	(54,483)	(833,468)
Cash flows from financing activities:			
Net increase (decrease) in short-term bank loans	26,502	(8,979)	250,756
Proceeds from long-term loans	168,628	147,288	1,595,500
Repayments of long-term loans	(197,346)	(195,764)	(1,867,219)
Proceeds from bonds	—	77,597	—
Repayments of bonds	(21,000)	(40,411)	(198,694)
Proceeds from sale of treasury stock	8	—	74
Purchase of treasury stock	(173)	(2,890)	(1,640)
Cash dividends paid by the Company	(10,691)	(9,212)	(101,158)
Cash dividends paid by subsidiaries to minority shareholders	(803)	(629)	(7,598)
Others, net	13	10	126
Net cash used in financing activities	(34,862)	(32,990)	(329,853)
Effect of exchange rate changes on cash and cash equivalents	(10,106)	(8,121)	(95,619)
Net (decrease) increase in cash and cash equivalents	(21,697)	(7,468)	(205,291)
Cash and cash equivalents at beginning of the year	79,804	81,901	755,080
Increase (decrease) in cash and cash equivalents due to change in consolidation scope	5,525	5,371	52,274
Cash and cash equivalents at end of the year	¥ 63,632	¥ 79,804	$ 602,063

The accompanying notes are an integral part of the consolidated financial statements.

1. Basis of Presenting Consolidated Financial Statements:

The accompanying consolidated financial statements are an English translation of the consolidated financial statements made public for filing with the Ministry of Finance and the stock exchanges in Japan. The original consolidated financial statements, which are prepared in accordance with generally accepted accounting principles and practices in Japan, include the accounts of Nippon Yusen Kabushiki Kaisha (the "Company") and its consolidated subsidiaries.

In the English translation, certain account reclassifications are made and additional information is provided in order to present the consolidated financial statements in a format familiar to international readers. The results of these reclassifications do not affect the financial position or results of operations and cash flows of the consolidated companies as reported in the original consolidated financial statements.

2. United States Dollar Amounts:

The accompanying consolidated financial statements are stated in Japanese yen, and the dollar amounts represent the arithmetical results of translating yen to United States dollars using the exchange rate prevailing at March 31, 2004, which was ¥105.69 to US$1. The statements in such dollar amounts are solely for the convenience of readers outside Japan and are not intended to imply that the yen amounts have been or could be readily converted, realized or settled in dollars at that rate, or any other rates, of exchange.

3. Summary of Significant Accounting Policies:

A. Consolidation Policies

(1) The consolidated financial statements include the accounts of the Company and its 425 and 375 consolidated subsidiaries at March 31, 2004 and 2003, respectively. In the year ended March 31, 2004, the Company newly consolidated YUSEN AIR & SEA SERVICE (THAILAND) CO., LTD., and 59 other companies after determining that they would have a material impact on the consolidated financial statements. Further, the Company acquired shares in NYK LOGISTICS (EDAM) B.V. and 8 other companies during the fiscal year. The Company consolidated GENEQ CORPORATION formerly an equity method subsidiary, after determining that they would have a material impact on the consolidated financial statements.

(2) Investments in non-consolidated subsidiaries and affiliates are carried at either cost or equity, depending on the extent of influence and materiality.

(3) Any material difference between the cost of an investment in a subsidiary and the amount of underlying equity in net assets of the subsidiary upon inclusion in the consolidation, unless specifically identified and reclassified to the applicable accounts from which the value originates, is treated as an asset or a liability, as the case may be, and amortized over a period of five years on a straight-line basis.

(4) The Company adopts the "full fair value method" so that the full portion of the assets and liabilities of the consolidated subsidiaries is marked to fair value as of the acquisition of control.

B. Accounting Period

The accounting period of the Company begins on April 1 and ends on March 31 of the following year.

The accounts of 131 and 1 consolidated subsidiaries are closed on December 31 and February 29. Necessary adjustments on consolidation during the period from each of the closing dates to March 31 are made as to these companies.

From fiscal year ended March 31, 2004, 1 consolidated subsidiary changed the closing date from September 30 to March 31, and 3 consolidated subsidiaries changed from December 31 to March 31.

C. Valuation of Assets

Securities held to maturity are valued at their amortized cost, determined principally by the straight-line method of amortization. Other securities with market quotes are principally stated at the average of market value for the last month of the fiscal year. (All appraisal differentials are capitalized and cost of sales are generally computed by the moving average method.) Other securities without market quotes are generally stated at cost, with cost determined by the moving average method. Derivatives are valued at market quotation. Inventories are generally stated at the lower of cost or market quotation, with cost determined by principally the moving average method.

D. Depreciation and Amortization

(1) Tangible assets are depreciated as follows:
Vessels and buildings are depreciated generally by the straight-line method. Other tangible fixed assets are depreciated generally by the declining-balance method based on the Japanese Corporation Tax Law.

(2) Intangible assets are amortized as follows:
Computer software is amortized by the straight-line method based principally on the length of period it can be used internally (five years). Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

E. Capitalization of Interest Expenses

Interest expenses are generally charged to income as they are incurred. However, interest expenses incurred in the construction of certain assets, particularly projects for vessels, are capitalized and included in the costs of assets when a construction period is substantially long and the amount of interest incurred in such a period is significantly large.

F. Allowance for Doubtful Accounts

To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company and its consolidated subsidiaries set aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

G. Provisions

(1) Employees' bonuses accrued is provided for the portion relevant to the current year of the amount estimated for payment of the bonuses in the future.

(2) Reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-docking in the future.

H. Retirement and Severance Benefits

Reserve for Employees' Retirement Benefits:

To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's and its consolidated subsidiaries' retirement benefit obligation and the estimated fair value of pension assets at the end of the fiscal year.

Unrecognized net actuarial differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).

Reserve for Directors' Retirement Benefits:

To provide for the payment of retirement benefits to directors and corporate auditors, the Company and 36 consolidated subsidiaries set aside such reserves based on internal standards.

I. Freight Revenue and Expense Recognition

Freight revenues and expenses are recognized by two different methods depending on types of cargo transportation.

(1) Transportation by container ships
Revenues and expenses arising from ocean transportation of containers are recognized proportionately as shipments move.

(2) Transportation by vessels other than container ships
Revenues and expenses from transportation by vessels other than container ships are recognized upon completion of unloading cargoes at the final destination port.

Change in Accounting Policies

Although vessel expenses and long-term charter charges related to vessels other than container ships used to be recognized in the year in which they incurred, from the year ended March 31, 2003 the Company changed its accounting such that in principle they are now recognized upon completion of arrival back at the port of origin.

In order to perform more precise profit calculations for each business, the Company reviewed accounting for revenues, earnings and expenses centering on the tramper/specialized carrier enterprise business, which has expanded in line with a Group reorganization in recent years. In order to better match revenue, earnings and expenses by voyage and route, the Company has changed its completion method of accounting for freight revenue and expense recognition of transportation by vessels other than container ships to include vessel expenses and long-term charter charges in the calculation in addition to the freight revenue, cargo charges and short-term charter. As a result of this change, sales based upon the new method were ¥1,428 million lower, while the cost of sales was ¥8,383 million lower. As a result, operating income, ordinary income and income before income taxes and minority interests each increased by ¥6,955 million. The impacts on segment information are shown in the relevant parts of the notes to the consolidated financial statements.

J. Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases in accordance with accounting principles and practices generally accepted in Japan.

K. Method of accounting for material hedge transactions

For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company and its consolidated subsidiaries apply hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company and its consolidated subsidiaries adopt a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required condition under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, forward foreign exchange contracts for the foreign exchange risk associated with monetary assets and liabilities, expected transactions, etc.; and swaps for the risk of price fluctuations in fuel oil, etc. Semi-annually, the Company and its consolidated subsidiaries evaluate the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

L. Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits that are able to be withdrawn on demand and short-term investments with original maturities of three months or less that are exposed to minor value fluctuation risk.

4. Marketable Securities and Investments in Securities:

(1) Marketable securities and investments in securities held to maturity with market value as of March 31, 2004 and 2003, are summarized as follows:

	Millions of yen						Thousands of U. S. dollars		
	2004			2003			2004		
	Book Value	Market value	Unrealized gain (loss)	Book value	Market value	Unrealized gain (loss)	Book value	Market value	Unrealized gain (loss)
Securities for which the market value exceeds the book value:									
Government bonds, etc.	¥ 594	¥ 617	¥23	¥ 549	¥ 585	¥36	$ 5,618	$ 5,831	$213
Corporate bonds	620	627	7	820	850	30	5,866	5,930	64
Sub total	1,214	1,244	30	1,369	1,435	66	11,484	11,761	277
Securities for which the market value is equal to or less than the book value:									
Corporate bonds	—	—	—	42	42	(0)	—	—	—
Others	81	81	—	—	—	—	771	771	—
Sub total	81	81	—	42	42	(0)	771	771	—
Total	¥1,295	¥1,325	¥30	¥1,411	¥1,477	¥66	$12,255	$12,532	$277

(2) Marketable securities and investments in securities classified as other securities with market value as of March 31, 2004 and 2003 are summarized as follows:

	Millions of yen					
	2004			2003		
	Acquisition Costs	Book value	Difference	Acquisition Costs	Book value	Difference
Securities for which the book value exceeds the acquisition costs:						
Corporate shares	¥122,580	¥193,719	¥71,139	¥ 39,945	¥ 54,891	¥ 14,946
Government bonds, etc.	—	—	—	58	59	1
Corporate bonds	890	920	30	6,066	6,079	13
Others	22	28	6	22	22	0
Sub total	123,492	194,667	71,175	46,091	61,051	14,960
Securities for which the book value is equal to or less than the acquisition costs:						
Corporate shares	5,641	4,644	(997)	89,088	67,317	(21,771)
Corporate bonds	249	249	—	6,848	6,746	(102)
Others	21	20	(1)	428	417	(11)
Sub total	5,911	4,913	(998)	96,364	74,480	(21,884)
Total	¥129,403	¥199,580	¥70,177	¥142,455	¥135,531	¥ (6,924)

	Thousands of U.S. dollars		
	2004		
	Acquisition Costs	Book value	Difference
Securities for which the book value exceeds the acquisition costs:			
Corporate shares	$1,159,810	$1,832,897	$673,087
Government bonds, etc.	—	—	—
Corporate bonds	8,425	8,710	285
Others	203	264	61
Sub total	1,168,438	1,841,871	673,433
Securities for which the book value is equal to or less than the acquisition costs:			
Corporate shares	53,368	43,939	(9,429)
Corporate bonds	2,357	2,357	—
Others	202	184	(18)
Sub total	55,927	46,480	(9,447)
Total	$1,224,365	$1,888,351	$663,986

5. Inventories:

Inventories as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S.dollars
	2004	2003	2004
Products and goods	¥ 4,134	¥ 2,834	$ 39,111
Real estate for sale	272	272	2,574
Fuel and supplies	14,005	15,585	132,511
Others	1,439	1,416	13,618
Total	¥19,850	¥20,107	$187,814

6. Accumulated Depreciation:

As of March 31, 2004 and 2003, accumulated depreciation amounted to ¥621,362 million ($5,879,101 thousand), and ¥603,350 million, respectively.

7. Deferred Capital Gains:

In accordance with corporation tax regulations and the opinion of the Japanese Institute of Certified Public Accountants, deferred capital gains of ¥4,041 million ($38,233 thousand), and ¥2,445 million, mainly from insurance claims, were deducted from the cost of properties acquired in replacement as of March 31, 2004 and 2003, respectively.

8. Long-Term Debt:

Long-term debt as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S.dollars
	2004	2003	2004
Loans from banks and other financial institutions, with a weighted-average interest rate of 2.11 percent and 2.30 percent at March 31, 2004 and 2003, due from 2004 to 2039	¥471,412	¥509,277	$4,460,331
2.35 percent notes, due on January 7, 2005	10,000	10,000	94,616
1.70 percent notes, due on June 9, 2003	—	10,000	—
1.925 percent notes, due on June 9, 2004	10,000	10,000	94,616
2.1 percent notes, due on June 9, 2005	20,000	20,000	189,233
0.47 percent notes, due on October 18, 2007	20,000	20,000	189,233
0.81 percent notes, due on October 16, 2009	20,000	20,000	189,233
0.52 percent notes, due on February 20, 2009	15,000	15,000	141,925
1.01 percent notes, due on February 21, 2013	15,000	15,000	141,925
1.87 percent mortgage bonds, due on March 10,2005	200	200	1,892
Floating/fixed rate euro medium-term notes, due from 2003 to 2008	11,798	22,804	111,626
	593,410	652,281	5,614,630
Less portion due within one year	(102,177)	(103,355)	(966,760)
Total	¥491,233	¥548,926	$4,647,870

As of March 31, 2004, the following assets were pledged as collateral for certain short-term loans, long-term debt and others:

	Net book value		
	Millions of yen		Thousands of U.S.dollars
	2004	2003	2004
Vessels	¥136,899	¥143,973	$1,295,289
Buildings and structures	12,585	12,677	119,073
Land	13,392	9,680	126,708
Investments in securities	13,089	6,462	123,846
Others	21,499	25,063	203,417
Total	¥197,464	¥197,855	$1,868,333

The aggregate annual maturities of long-term loans from banks and other financial institutions, bonds and notes as of March 31, 2004, were as follows:

Year ending March 31,	Millions of yen	Thousands of U. S. dollars
2006	¥110,705	$1,047,454
2007	70,911	670,932
2008	67,401	637,724
2009	55,719	527,194
2010 and after	186,497	1,764,566
Total	¥491,233	$4,647,870

9. Income Taxes:

(1) Significant components of deferred tax assets and liabilities as of March 31, 2004 and 2003, are as follows:

	Millions of yen		Thousands of U.S.dollars
	2004	2003	2004
Deferred tax assets:			
Employees' bonuses accrued	¥ 2,529	¥ 1,978	$ 23,926
Reserve for employees' retirement benefits	10,733	9,909	101,550
Write-down of inventories	1,357	1,379	12,836
Loss on revaluation of securities	2,279	2,600	21,560
Loss on revaluation of fixed assets	3,413	3,461	32,295
Net unrealized holding loss on other securities	—	3,435	—
Depreciation	247	108	2,340
Tax losses carried forward	8,086	5,502	76,504
Unrealized gains on sale of fixed assets	3,407	3,516	32,235
Reserve for extraordinary repair	1,869	—	17,689
Accrued expenses	2,078	—	19,667
Others	5,360	5,283	50,712
Subtotal of deferred tax assets	41,358	37,171	391,314
Valuation allowance	(7,110)	(11,496)	(67,273)
Total deferred tax assets	34,248	25,675	324,041
Deferred tax liabilities:			
Gain on securities contribution to employee retirement benefit trust	(3,754)	(3,754)	(35,522)
Net unrealized holding gain on other securities	(25,747)	—	(243,609)
Depreciation	(3,946)	(2,325)	(37,337)
Special tax purpose reserve	(7,332)	(8,509)	(69,367)
Unrealized loss from sale of fixed assets	(533)	(607)	(5,039)
Others	(6,598)	(5,014)	(62,430)
Total deferred tax liabilities	(47,910)	(20,209)	(453,304)
Net deferred tax assets (liabilities)	¥(13,662)	¥ 5,466	$(129,263)

(2) Reconciliation of the statutory tax rate to the effective income tax rate for the year ended March 31, 2004 and 2003 are as follows:

	2004	2003
Statutory tax rate	37.5%	38.1%
Increase (decrease) in taxes resulting from:		
Amortization of excess of investment cost over underlying net assets of consolidated subsidiaries	0.5	3.2
Equity in net earnings of investee	(1.0)	(1.7)
Permanently non-deductible expenses for tax purposes, such as entertainment expenses	4.3	5.0
Permanently non-taxable income, such as dividend income	(0.5)	(1.6)
Other	(1.3)	3.7
Effective income tax rate	39.5%	46.7%

10. Retained Earnings:

The Japanese Commercial Code provides that unappropriated retained earnings equivalent to at least 10% of cash dividends and directors' bonuses paid by a company be appropriated as a legal reserve until the sum of additional paid-in capital and such reserve equals 25% of its capital stock. This legal reserve may be used to reduce a deficit upon approval of a general shareholders' meeting, or transferred to capital stock upon approval of the Board of Directors. To the extent that the sum of additional paid-in capital and the legal reserve exceeds 25% of its capital stock, a company can release the excess portion within the shareholders' equity upon approval of a general shareholders' meeting. The released excess portion will be available for payment of dividends. In presentation, the amount of the legal reserve is included in retained earnings in the accompanying consolidated financial statements.

In Japan, dividends proposed by the Board of Directors out of earnings accumulated as of the end of a fiscal year are approved at the general shareholders' meeting in the following fiscal year. In the accompanying consolidated financial statements, dividends are shown as a reduction of retained earnings in the year approved and paid.

11. Commitments and Contingent Liabilities:

Commitments made by the Company and its consolidated subsidiaries amounted to ¥196,913 million ($1,863,114 thousand) for the construction of vessels and to ¥454 million ($4,292 thousand) for the purchase of equipment as of March 31, 2004.

Contingent liabilities for notes receivable discounted and endorsed, loans guaranteed and joint debt of indebtedness as of March 31, 2004, were as follows:

	Millions of yen	Thousands of U.S.dollars
Notes receivable discounted and endorsed	¥ 55	$ 517
Guarantees of loans	54,295	513,717
Joint debt of indebtedness	55,640	526,447
Total	¥109,990	$1,040,681

12. Statements of Cash Flows:

A reconciliation of cash and cash equivalents in the consolidated statements of cash flows and account balances of the consolidated balance sheets as of March 31, 2004 and 2003 are shown below.

	Millions of yen		Thousands of U.S.dollars
	2004	2003	2004
Cash and time deposits	¥65,373	¥80,789	$618,536
Time deposits with maturity of over three months	(1,741)	(985)	(16,473)
Cash and cash equivalents	¥63,632	¥79,804	$602,063

13. Accounting for Leases:

Finance leases, except those for which the ownership of leased assets are deemed to be transferred to lessees, are accounted for by the method similar to that applicable to ordinary operating leases. Finance leases of several overseas consolidated subsidiaries are accounted for as capital leases and recognized as sales/purchases of assets on installment payments. Information on lease contracts for the year ended March 31, 2004 and 2003, is as follows:

(1) Finance leases accounted for as operating leases

As lessees

a. Acquisition cost, accumulated depreciation and net balance at end of the year of leased assets as of March 31, 2004 and 2003, which included the portion of interest thereon, would have been shown in the balance sheets as follows, if the leased assets had been capitalized.

	Millions of yen						Thousands of U.S.dollars
	2004			2003			2004
	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Net balance at end of the year
Vessels	¥14,431	¥ 6,439	¥ 7,992	¥17,655	¥ 6,343	¥11,312	$ 75,614
Equipment and fixtures	35,300	12,591	22,709	29,838	12,057	17,781	214,866
Other tangible fixed assets	2,544	1,158	1,386	3,750	2,154	1,596	13,115
Total	¥52,275	¥20,188	¥32,087	¥51,243	¥20,554	¥30,689	$303,595

b. Future lease rental payments as of March 31, 2004, which included the portion of interest thereon, are as follows:

	Millions of yen	Thousands of U.S.dollars
Within one year	¥ 5,186	$ 49,065
More than one year	27,933	264,296
Total	¥33,119	$313,361

c. Lease rental expenses, depreciation and interest expenses for the year ended March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S.dollars
	2004	2003	2004
Lease rental expenses for the year	¥6,588	¥6,931	$62,331
Depreciation	5,603	5,611	53,009
Interest expenses	668	1,124	6,317

As lessors

a. Acquisition cost, accumulated depreciation and net balance at end of the year of leased assets as of March 31, 2004 and 2003, are as follows:

	Millions of yen						Thousands of U.S.dollars
	2004			2003			2004
	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Net balance at end of the year
Equipment and fixtures	¥264	¥242	¥22	¥260	¥229	¥31	$214
Other tangible fixed assets	80	40	40	62	22	40	376
Total	¥344	¥282	¥62	¥322	¥251	¥71	$590

b. Future lease rental income as of March 31, 2004, which included the portion of interest thereon, is as follows:

	Millions of yen	Thousands of U. S. dollars
Within one year	¥ 51	$ 484
More than one year	151	1,430
Total	¥202	$1,914

c. Current lease rental income and depreciation for the year ended March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S.dollars
	2004	2003	2004
Lease rental income for the year	¥55	¥52	$517
Depreciation	13	15	119

(2) Operating leases

As lessees

Future lease rental payments as of March 31, 2004, are as follows:

	Millions of yen	Thousands of U. S. dollars
Within one year	¥ 31,347	$ 296,598
More than one year	192,731	1,823,545
Total	¥224,078	$2,120,143

As lessors

Future lease rental income as of March 31, 2004, are as follows:

	Millions of yen	Thousands of U. S. dollars
Within one year	¥ 377	$ 3,565
More than one year	1,497	14,162
Total	¥1,874	$17,727

14. Derivative Transactions:

(1) Contents of, policies for, and objectives in the use of derivatives

The Company and its consolidated subsidiaries employ various financing methods to obtain funds necessary for the conduct of their operations. In addition, a substantial portion of total assets and liabilities is denominated in foreign currencies. Accordingly, derivative financial investments are used to hedge and manage the inevitable risks of fluctuations in interest rates and foreign currency rates. In specific terms, to avert interest rate risk associated with borrowings, bonds and other financial instruments, the Company and its consolidated subsidiaries utilize interest rate swap contracts, interest rate cap contracts and other techniques. To avert foreign exchange risk associated with foreign currency assets and liabilities, the Company and its consolidated subsidiaries make use of forward foreign currency contracts, currency swap contracts and other techniques. Similarly, to deal with the risk of price fluctuations in fuel, the Company and its consolidated subsidiaries utilize fuel swap contracts and other techniques. However, the Company and its consolidated subsidiaries do not engage in trading or in speculative use of derivative financial instruments.

Regarding hedge accounting for derivative financial instruments, the following methods and policies have been adopted:

a. Hedge accounting method

The Company and its consolidated subsidiaries mainly adopt a deferred hedge method that requires the Company to mark the derivative financial instruments effective as hedges to market, and to defer the valuation loss/gain. For forward foreign exchange contracts and currency swap contracts that meet the required condition under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities.

b. Principal hedging techniques and items hedged

Principal hedging techniques	Principal items hedged
Currency swap contracts	Foreign currency borrowings and bonds
Interest rate swap contracts	Borrowings, bonds and loans
Fuel swap contracts	Purchase price of fuel
Forward foreign exchange contracts	Scheduled foreign exchange transactions

c. Hedging policy

Based on internal rules and regulations, including the Company's Rules for Risk Management Employing Financial Instruments, the Company and its consolidated subsidiaries enter into hedging transactions to offset the risk of market rate fluctuations, etc., for items to be hedged.

d. Method for evaluating effectiveness of hedging

The Company and its consolidated subsidiaries analyze the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

For interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, the Company and its consolidated subsidiaries omit evaluating effectiveness of hedging methods.

(2) Risks inherent in derivative transactions

Derivative transactions have an inherent market risk, which occurs when losses arise owing to future changes in market prices (currency rates, interest rates and prices), and a credit risk, which occurs when losses are incurred because the counterparty or counterparties to the derivative transaction become unable to perform their contractual obligations. The derivative financial instruments used by the Company and its consolidated subsidiaries are basically applied to specific financial assets and liabilities; there are no material risks that may arise when the market value of the derivative financial instruments fluctuates because fair value of the derivatives and the assets as well as liabilities fluctuate simultaneously to offset market risk. Moreover, the counterparties in the derivatives transactions are financial institutions with high credit ratings, implying that credit risk is immaterial.

(3) Risk management for derivatives

The derivative transactions of the Company and its consolidated subsidiaries follow the internal approval process specified in the Company 's Rules for Risk Management Employing Financial Instruments and other rules as well as regulations and are managed principally by the divisions in charge of accounting. In addition, to prevent improper transactions, the management of these transactions is performed by a different representative of the Company or its consolidated subsidiaries other than those staff members directly involved in the transactions. The contract (notional) amounts and other information related to derivative financial instruments are reported to a director in charge periodically, and, as necessary, to the Board of Directors.

(4) Supplementary information regarding items related to market price of transactions (As of March 31, 2004 and 2003)

The contract (notional) amounts of interest rate swap contracts and currency swap contracts in the following table are the basis for calculating exchange interest amounts and are not the actual amounts of such exchanges. For this reason, these amounts are not indicators of actual market risk and credit risk exposure of the Company and its consolidated subsidiaries.

	Millions of yen				Thousands of U.S.dollars	
	2004		2003		2004	
	Contracts outstanding	Unrealized gain (loss)	Contracts outstanding	Unrealized gain (loss)	Contracts outstanding	Unrealized gain (loss)
1. Interest rate-related						
Interest rate swaps:						
Receive fixed, pay floating	¥19,204	¥ 1,539	¥19,226	¥ 2,053	$181,703	$14,561
Receive floating, pay fixed	15,784	(1,552)	20,028	(2,097)	149,340	(14,685)
2. Currency-related						
Forward foreign currency exchange contracts:						
Sell Euro, buy Japanese yen	172	(7)	896	(7)	1,631	(62)
Sell Singaporean dollar, buy Japanese yen	—	—	15	0	—	—
Buy H.K. dollar, sell Japanese yen	361	(16)	—	—	3,419	(155)
Buy Euro, sell Japanese yen	163	(7)	—	—	1,540	(63)
Buy Thai Baht, sell Japanese yen	161	(8)	—	—	1,523	(77)
Buy U. S. dollar, sell Japanese yen	133	(3)	0	(0)	1,256	(28)
Others	315	(13)	290	(3)	2,979	(124)
Currency swaps:						
Receive Japanese yen, pay U. S. dollar	150	21	189	2	1,420	198

Notes: 1. The exchange rate prevailing at the end of the fiscal year for translation of forward foreign exchange transactions is the forward foreign exchange rate.
2. Items for which hedge accounting is applied are excluded from the above table disclosure.

15. Accounting for Employees' Retirement Benefits:

(1) Outline of employees' retirement benefit plans

The Company and its domestic consolidated subsidiaries have the following defined benefit plans: the Tax Qualified Pension Plan, the Japanese government's Employees' Pension Fund, and a lump sum payment system. In addition, in certain cases, the Company and its consolidated subsidiaries may provide supplementary retirement payments (that are not considered part of actuarially computed employees' retirement benefits under accounting standards for retirement benefits) when employees retire or otherwise leave the Company or its consolidated subsidiaries.

In addition, certain overseas consolidated subsidiaries have established defined contribution plans or defined benefit plans, and the Company has set up an employee retirement benefit trust.

(2) Amounts Related to Retirement Benefit Obligations (As of March 31, 2004 and 2003)

	Millions of yen		Thousands of U.S.dollars
	2004	2003	2004
Retirement benefit obligations	¥(87,751)	¥(90,513)	$(830,262)
Pension assets (Note)	73,690	59,455	697,224
Unfunded obligations	(14,061)	(31,058)	(133,038)
Unrecognized pension assets	(4,654)	—	(44,031)
Unrecognized actuarial accounting differences	5,675	18,189	53,693
Net obligations on the consolidated balance sheets	(13,040)	(12,869)	(123,376)
Prepaid pension costs	6,186	5,856	58,532
Reserve for employees 'retirement benefits	¥(19,226)	¥(18,725)	$(181,908)

Note: Pension assets related to jointly established Employees' Pension Fund of ¥3,717 million ($35,164 thousand) and ¥3,119 million as of March 31, 2004 and 2003, respectively, are not included in Pension assets above.

(3) Amounts Related to Retirement Benefit Costs (As of March 31, 2004 and 2003)

	Millions of yen		Thousands of U.S.dollars
	2004	2003	2004
Service costs	¥4,751	¥5,678	$44,952
Interest costs	1,336	1,317	12,639
Expected return on plan assets	(550)	(556)	(5,204)
Amortization of actuarial differences	2,411	1,235	22,812
Retirement benefit costs	¥7,948	¥7,674	$75,199

Note: In addition to the costs shown above, certain consolidated subsidiaries had ¥373 million ($3,528 thousand) and ¥716 million for the fiscal years ended March 31, 2004 and 2003, respectively, in defined contribution retirement benefit costs. Besides the retirement benefit costs shown above, certain domestic consolidated subsidiaries treated the amount of defined contributions paid to their Employees' Pension Fund as retirement benefit costs.

(4) Assumptions in calculation of the above information were as follows as of March 31, 2004 and 2003:

	2004	2003
Method of attributing the projected benefits to periods of service	straight-line basis	straight-line basis
Discount rate	mainly 2.0%	mainly 2.0%
Expected rate of return on plan assets	2.0%–3.0%	2.0%–3.0%
Amortization period of unrecognized prior service cost	mainly 8 years	mainly 8 years
Amortization period of unrecognized actuarial differences	mainly 8 years	mainly 8 years

16. Financial Information by Industry Segment:

The Company and its consolidated subsidiaries operate principally in seven businesses: Shipping, Logistics, Cruise, Terminal and Harbor Transport, Shipping-Related Services, Real Estate and Others.

The following tabulation presents certain segment information for the years ended March 31, 2004 and 2003.

For the year ended March 31, 2004:

	Millions of yen									
	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-Related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	¥877,501	¥293,961	¥29,869	¥ 81,447	¥38,187	¥10,184	¥ 67,171	¥1,398,320	¥ —	¥1,398,320
(2) Intersegment revenues	2,364	1,016	—	20,910	4,298	2,429	35,626	66,643	(66,643)	—
Total revenues	879,865	294,977	29,869	102,357	42,485	12,613	102,797	1,464,963	(66,643)	1,398,320
Operating costs and expenses	788,543	291,411	35,316	101,752	42,470	9,559	104,035	1,373,086	(66,699)	1,306,387
Operating income	¥ 91,322	¥ 3,566	¥ (5,447)	¥ 605	¥ 15	¥ 3,054	¥ (1,238)	¥ 91,877	¥ 56	¥ 91,933
Income before extraordinary items	¥ 76,875	¥ 3,165	¥ (6,605)	¥ (2,048)	¥ 284	¥ 3,367	¥ (395)	¥ 74,643	¥ 20	¥ 74,663
Assets	¥772,796	¥156,737	¥47,931	¥ 89,006	¥43,718	¥50,884	¥151,881	¥1,312,953	¥63,711	¥1,376,664
Depreciation and amortization	50,909	4,630	3,710	2,855	1,417	1,151	1,017	65,689	—	65,689
Capital expenditures	94,831	11,653	29,729	4,275	640	1,488	737	143,353	—	143,353

	Thousands of U. S. dollars									
	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-Related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	$8,302,593	$2,781,352	$282,610	$770,620	$361,315	$ 96,355	$ 635,548	$13,230,393	$ —	$13,230,393
(2) Intersegment revenues	22,367	9,607	—	197,845	40,665	22,985	337,077	630,546	(630,546)	—
Total revenues	8,324,960	2,790,959	282,610	968,465	401,980	119,340	972,625	13,860,939	(630,546)	13,230,393
Operating costs and expenses	7,460,903	2,757,218	334,143	962,743	401,840	90,444	984,342	12,991,633	(631,079)	12,360,554
Operating income	$ 864,057	$ 33,741	$ (51,533)	$ 5,722	$ 140	$ 28,896	$ (11,717)	$ 869,306	$ 533	$ 869,839
Income before extraordinary items	$ 727,367	$ 29,945	$ (62,494)	$ (19,381)	$ 2,689	$ 31,855	$ (3,739)	$ 706,242	$ 192	$ 706,434
Assets	$7,311,915	$1,482,983	$453,505	$842,142	$413,647	$481,445	$1,437,044	$12,422,681	$602,809	$13,025,490
Depreciation and amortization	481,681	43,805	35,099	27,010	13,412	10,893	9,626	621,526	—	621,526
Capital expenditures	897,253	110,259	281,288	40,445	6,059	14,078	6,975	1,356,357	—	1,356,357

For the year ended March 31, 2003:

	Millions of yen									
	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-Related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	¥788,084	¥260,353	¥30,543	¥50,791	¥39,627	¥11,103	¥ 68,741	¥1,249,242	¥ —	¥1,249,242
(2) Intersegment revenues	1,637	926	—	15,236	2,778	2,711	31,219	54,507	(54,507)	—
Total revenues	789,721	261,279	30,543	66,027	42,405	13,814	99,960	1,303,749	(54,507)	1,249,242
Operating costs and expenses	728,901	255,167	31,121	64,959	42,115	10,380	102,012	1,234,655	(54,536)	1,180,119
Operating income	¥ 60,820	¥ 6,112	¥ (578)	¥ 1,068	¥ 290	¥ 3,434	¥ (2,052)	¥ 69,094	¥ 29	¥ 69,123
Income before extraordinary items	¥ 42,855	¥ 6,186	¥ (1,962)	¥ 878	¥ 599	¥ 3,552	¥ 1,292	¥ 53,400	¥(3,056)	¥ 50,344
Assets	¥740,122	¥148,395	¥63,879	¥83,946	¥43,762	¥51,710	¥131,446	¥1,263,260	¥23,910	¥1,287,170
Depreciation and amortization	52,451	4,176	3,826	1,936	1,446	1,122	1,154	66,111	—	66,111
Capital expenditures	66,347	10,314	5,121	3,492	1,613	1,546	690	89,123	—	89,123

(1) From fiscal 2002, the Company segregated the Terminal and Harbor Transport segment from the Shipping-Related Services segment. In addition, management has now included the Oil Wholesaling business in the Others segment and shifted the Air Freight business from the Logistics segment to the Others segment. These recategorizations were made to better disclose the segment information by business in line with the recent changes in the operation and scale of the company and its consolidated subsidiaries. In the Terminal and Harbor Transport segment, the effect of these changes was to boost revenues by ¥66,027 million, operating income by ¥1,068 million, income before extraordinary items by ¥878 million, total assets by ¥83,946 million, depreciation and amortization by ¥1,936 million, and capital expenditures by ¥3,492 million. These line items declined by the same amounts in the Shipping-Related Services segment. In the Logistics segment, income before extraordinary items and assets dropped ¥60 million and ¥4,704 million, respectively. For Oil Wholesaling, the decreases were ¥75,926 in revenues, ¥301 million in operating income, ¥277 million in income before extraordinary items, ¥12,042 million in assets, ¥17 million in depreciation and amortization, and ¥300 million in capital expenditures. In the Others segment, these line items expanded by the same amounts as the Oil Wholesaling dropped, except with income before extraordinary items, which increased by ¥337 million, and assets, which were up ¥16,746 million.

(2) Although vessel expenses and long-term charter charges related to vessels other than container ships used to be recognized in the year in which they incurred, from the year ended March 31, 2003 the Company changed its accounting such that in principle they are now recognized upon completion of arrival back at the port of origin. As a result of this change, sales based upon the new method were ¥1,428 million ($11,882 thousand) lower, while the cost of sales was ¥8,383 million ($69,748 thousand) lower. As a result, operating income, ordinary income and income before income taxes and minority interests each increased by ¥6,955 million ($57,866 thousand).

17. Subsequent Event:

On June 29, 2004, the shareholders approved the following appropriations of retained earnings of the Company:

	Millions of yen	Thousands of U. S. dollars
Retained earnings at March 31, 2004	¥44,336	$419,490
Transfer from reserve for specific tax purposes	3,768	35,650
Cash dividends	6,108	57,792
Directors' bonuses	80	757
Transfer to reserve for specific tax purposes	20,580	194,713
Retained earnings to be carried forward	¥21,336	$201,878

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

Report of Independent Auditors

To the Board of Directors of Nippon Yusen Kabushiki Kaisha

We have audited the accompanying consolidated balance sheets of NIPPON YUSEN KABUSHIKI KAISHA and its subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NIPPON YUSEN KABUSHIKI KAISHA and its subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As described in Note 3.I, effective for the year ended March 31, 2003, NIPPON YUSEN KABUSHIKI KAISHA and its subsidiaries changes their accounting of vessel expenses and long-term charter charges related to vessels other than containerships to be charged to income in principle upon completion of arrival back at the port of origin rather than when incurred.

As described in Note 16, effective for the year ended March 31, 2003, NIPPON YUSEN KABUSHIKI KAISHA and its subsidiaries segregated the Terminal and Harbor Transport segment from the Shipping-Related Service segment, included the Oil Wholesaling business in the Others segment and shifted the Air Freight business from the Logistics segment to the Others segment.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of readers, have been translated on the basis set forth in Note 2 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
June 29, 2004

MAJOR CONSOLIDATED SUBSIDIARIES AND AFFILIATES

(As of March 31, 2004)

Domestic

(¥ millions)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
Shipowners and Vessel Operation				
Arun LNG Transport, Inc.*	35	¥10,155	¥1,273	¥400
Asahi Shipping Co., Ltd.	69.66	4,445	5,777	495
Badak LNG Transport, Inc.*	25	8,375	980	400
Camellia Line Co., Ltd.	51	4,133	1,004	400
Hachiuma Steamship Co., Ltd.	68.73	11,901	4,259	500
NYK-Hinode Line, Ltd.	100	22,195	12,459	2,100
Kinkai Yusen Logistics Co., Ltd.	100	6,053	14,791	450
Kyoei Tanker Co., Ltd.*	30	10,041	16,937	2,850
Mitsubishi Ore Transport Co., Ltd.*	44.46	6,747	6,083	1,500
NYK Global Bulk Corporation	100	58,551	44,112	4,150
Ogasawara Kaiun Co., Ltd.*	50	1,691	3,579	10
Pacific Maritime Corporation	100	2,683	5,435	50
Shinwa Kaiun Kaisha, Ltd.*	26.70	61,754	25,388	8,100
Taiheiyo Kaiun Co., Ltd.*	22.84	8,693	21,726	3,500
Taiheiyo Kisen Kaisha, Ltd.*	31.49	4,851	4,612	2,100
Tanda Sangyo Kisen Kaisha, Ltd.*	45	699	1,016	320
Tokyo Senpaku Kaisha, Ltd.	100	56,399	13,502	1,899
Tugboat and Other Port Services				
Hoyo Kaiun Sangyo Co., Ltd.	98	¥1,004	¥1,344	¥200
Kaiyo Kogyo Co., Ltd.	100	3,496	3,159	90
Kaiyo Sangyo Co., Ltd.	100	316	474	20
Nagoyakisen Kaisha Ltd.	95.51	1,005	1,264	90
Naikai Tug Boat Service Co., Ltd.*	44.53	4,805	6,667	98
Nippon Kaiyosha, Ltd.	50	4,163	10,365	480
Nishinihon Kaiun Kaisha, Ltd.*	50	3,156	2,817	50
Oitarinkai Kogyo Co., Ltd.	40	1,976	1,342	30
Sanyo Kaiji Co., Ltd.*	48.61	5,120	7,803	90
Tomakomai Kaiun Co., Ltd.	100	840	582	40
United Maritime Co., Ltd.	100	573	641	40
Cruise and Marine Leisure				
Crystal Yacht Club Inc.	100	¥523	¥240	¥300
NYK Cruises Co., Ltd.	100	8,687	9,456	2,000
Harbor Transportation and Stevedoring Services				
Asahi Unyu Kaisha, Ltd.*	50	¥10,048	¥6,332	¥100
Chiba Kaiun Sangyo Co., Ltd.	100	348	1,014	30
Hirokura Co., Ltd.	87.06	1,084	862	90
Honma Corporation	91	3,664	2,868	50
Geneq Corporation	55	16,046	20,752	242
Kanto Eisen Kaisha	64	230	710	10
Nippon Container Terminals Co., Ltd.	51	10,801	6,255	250
Nippon Container Yuso Co., Ltd.	51	7,019	1,942	250
UNI-X Corporation	60.93	21,651	16,507	934
Yokohama Kyoritsu Warehouse Co., Ltd.	84.26	2,307	2,439	446
Yusen Kairiku Unyu Kaisha Ltd.	55.25	2,706	1,534	50
Yusen Koun Co., Ltd.	76	8,521	2,357	100

(¥ millions)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
Transportation and Logistics Services				
JIT Corporation	98	¥9,117	¥2,599	¥490
Nippon Cargo Airlines Co., Ltd.*	27.77	92,563	80,207	21,600
Yusen Air & Sea Service Co., Ltd.	61.07	62,091	44,856	4,301
Yusen Fresh Chain Co., Ltd.	100	1,646	432	300
Yusen Travel Co., Ltd.	100	3,035	3,070	270
Real Estate				
Meiyu Fudosan Co., Ltd.*	50	¥309	¥1,628	¥225
Yokohama Boeki Tatemono Co., Ltd.	71.39	583	928	215
Yusen Real Estate Corp.	100	5,417	13,459	450
Shipping-Related Technology				
Japan Marine Science Inc.	100	¥1,063	¥971	¥420
NYK Engineering Co., Ltd.	100	697	1,010	10
Monohakobi Technology Institute Co., Ltd.*1	100	425	304	99
Yusen Navtec Co., Ltd.	100	1,252	436	80
Computers and Communications				
NYK Systems Research Institute (NSRI)	100	¥9,098	¥2,322	¥99
Yusen Cordial Service Co., Ltd.	100	2,347	1,074	35
Yusen Jyoho Kaihatsu Co., Ltd.	100	2,716	1,303	80
Manufacturing				
Daitoh Marine Engineering Co., Ltd.	81	¥1,424	¥785	¥40
Keihin Dock Co., Ltd.	100	3,125	1,412	30
Nippon Nozzle Seiki Co., Ltd.	50.78	1,156	1,102	42
Nippon Yuka Kogyo Co., Ltd.	100	958	1,057	20
Sanyo Navtec Co., Ltd.	60	1,137	541	50
Yokohama Denko (Electric) Co., Ltd.	90	1,592	996	30
Merchandising				
Hikawa Marine Corporation	100	¥2,995	¥920	¥60
NYK Trading Corporation	77.71	88,531	20,345	1,246
Sanyo Trading Co., Ltd.	44.84	5,656	4,142	100
Accounting and Finance				
Yusen Accounting Co., Ltd.*2	100	¥926	¥1,647	¥99
Others				
Hikawamaru Marine Tower Co., Ltd.	58.71	¥544	¥745	¥460
The Marunouchi Polestar Co., Ltd.	47.24	689	248	50
Taiyo Graphic Co., Ltd.	100	920	987	200
Toyo Reefer Co., Ltd.	85	238	539	10

* *Equity-method applicable company*

*1 *Former name: NYK Logistics Technology Institute effective from April 1, 2004.*

*2 *Former name: Yusen Accounting and Finance Co., Ltd. effective from June 15, 2004.*

*3 *Former name: TTG-EDAM B.V. effective from June 1, 2004.*

Overseas

(millions)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
SHIPPING AGENCIES				
NYK Line (Asia) Pte Ltd.	100	SP$26	SP$68	SP$13
NYK Line (Australia) Pty.,Ltd.	100	A$11	A$14	A$1
NYK Line (Benelux) B.V.	100	EU8	EU20	EU0.5
NYK Line (Canada) Inc.	100	C$3	C$1	C$0.2
NYK Line (China) Co.,Ltd.	100	US$11	US$21	US$2
NYK Line (Deutschland) GmbH	100	EU8	EU18	EU1
NYK Line (Europe) Ltd.	100	£22	£27	£2
NYK Line (Hong Kong) Ltd.	100	HK$100	HK$499	HK$55
NYK Line (New Zealand) Ltd.	100	NZD3	NZD7	NZD1
NYK Line (North America) Inc.	100	US$74	US$43	US$5
NYK Shipping Service (Thailand) Co.,Ltd.	100	B299	B624	B10
TRAMP BUSINESS				
Asia LNG Transport Dua Sdn.Bhd.*	49	RM66	RM250	RM11
Asia LNG Transport Sdn.Bhd.*	49	RM129	RM299	RM56
International Car Operators (Benelux) B.V.B.A.	100	EU1	EU0.4	EU0.1
NYK Bulkship (Asia) Pte.,Ltd.	100	US$39	US$60	US$8
NYK Bulkship (Europe) Ltd.	100	£39	£35	£2
NYK Bulkship (USA) Inc.	100	US$44	US$14	US$1
NYK Reefers Limited	100	¥8,652	¥14,459	¥4,000
Saga Shipholding (IOM) Ltd.	100	US$57	US$178	US$18
United European Car Carriers B.V.*	50	EU248	EU281	EU62
CRUISE AND MARINE LEISURE				
Crystal Cruises,Inc.	100	US$185	US$130	US$0.04
Dectar Pty.,Ltd.	100	A$14	A$14	A$10
TERMINAL AND HARBOR TRANSPORT				
Ceres Container Terminals Europe B.V.*	50	EU6	EU112	EU0.1
International Car Operators Ltd.	100	£4	£2	£0.01
NYK Terminals (Americas) Inc.	100	US$0	US$13	US$13
NYK Terminals (North America) Inc.	100	US$196	US$278	US$0.001
SUN TAY KEE LTD.	100	HK$5	HK$4	HK$2
Yusen Terminal Inc.	100	US$277	US$100	US$3
LOGISTICS AND WAREHOUSING				
GST Corporation	100	US$441	US$102	US$3
Mobile Shipping Services Ltd.	80	£0	£1	£0.0001
Nanhai Logistics (Singapore) Pte.,Ltd.	100	SP$1	SP$6	SP$0.1
New Wave Logistics (Singapore) Pte.,Ltd.	100	SP$33	SP$24	SP$0.2
New Wave Logistics (USA) Inc.	100	US$11	US$3	US$0.03
NYK Logistics & Kusuhara Lanka (PVT) Ltd.	55	SR288	SR62	SR7
NYK Logistics (Asia) Pte.,Ltd.	100	SP$1	SP$1	SP$1
NYK Logistics (Australia) Pty.,Ltd.	100	A$64	A$17	A$7
NYK Logistics (Belgium) N.V.	100	EU42	EU22	EU16
NYK Logistics (Czech Republic) S.R.O.	100	CK46	CK42	CK207
NYK Logistics (Deutschland) GmbH	100	EU33	EU11	EU3
NYK Logistics (France) S.A.S	100	EU8	EU7	EU8
NYK Logistics (Hong Kong) Ltd.	100	HK$198	HK$155	HK$116

(millions)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
NYK Logistics (Hungary) Kft.	100	HUF3,594	HUF1,304	HUF200
NYK Logistics K. (Iberica) S.A.	100	EU3	EU2	EU0.1
NYK Logistics (Italy) S.P.A.	98	EU18	EU18	EU3
NYK Logistics (Nederland) B.V.	100	EU9	EU3	EU0.05
NYK Logistics (Polska) Sp.Zo.O	100	PZ15	PZ8	PZ2
NYK Logistics (Scandinavia) A.B.	100	SEK44	SEK16	SEK7
NYK Logistics (Taiwan) Co.,Ltd.	51	TWD290	TWD347	TWD147
NYK Logistics (UK) Consumer & Retail Ltd.	100	£108	£71	£21
NYK Logistics (ETA) Inc.	100	US$51	US$16	US$0.04
NYK Logistics (OCS) Inc.	100	US$6	US$4	US$1
NYK Logistics (UWDC) Inc.	100	US$70	US$73	US$7
NYK Logistics (Thailand) Co.,Ltd.	76.90	B2,727	B1,882	B70
PT. New Wave Logistics Indonesia	95	US$14	US$4	US$1
PT. New Wave Warehousing Indonesia	100	US$2	US$10	US$5
Orient Consolidation Service (H.K.) Ltd.	100	HK$319	HK$120	HK$2
NYK Logistics (UK) Manufacturing & Retail Ltd.	100	£109	£44	£40
NYK Logistics (EDAM) B.V.*3	100	EU3	EU1	EU0.02
Yusen Air & Sea Service (Benelux) B.V.	100	EU23	EU13	EU1
Yusen Air & Sea Service (Canada) Inc.	100	C$9	C$11	C$5
Yusen Air & Sea Service (China) Ltd.	100	HK$207	HK$104	HK$11
Yusen Air & Sea Service (Deutschland) GmbH	100	DM25	DM20	DM4
Yusen Air & Sea Service (Europe) B.V.	100	EU1	EU24	EU19
Yusen Air & Sea Service (H.K.) Ltd.	100	HK$875	HK$458	HK$55
Yusen Air & Sea Service Management (Thailand) Co.,Ltd.	95	B22	B73	B10
PT. Yusen Air & Sea Service Indonesia	60	US$30	US$5	US$0.2
Yusen Air & Sea Service (Singapore) Pte.,Ltd.	100	SP$53	SP$60	SP$17
Yusen Air & Sea Service (Taiwan) Ltd.	100	TWD739	TWD484	TWD23
Yusen Air & Sea Service (Thailand) Co.,Ltd.	100	B1,882	B728	B100
Yusen Air & Sea Service (U.K.) Ltd.	100	£16	£6	£1
Yusen Air & Sea Service (USA) Inc.	100	US$91	US$54	US$14
OTHERS				
Hikawa (Singapore) Pte.Ltd.	100	¥147	¥62	¥33
NSRI (U.S.A.) Inc.	100	US$33	US$10	US$0.1
NYK International (Netherlands) B.V.	100	EU5	EU411	EU9
NYK International PLC	100	£1	£37	£20
NYK International (USA) Inc.	100	US$1	US$105	US$2
Wangfoong Terminal Services Ltd.	80	HK$10	HK$27	HK$1

+ Includes holdings of subsidiaries

A$	*Australian dollar*	*HUF*	*Hungarian forint*
B	*Thai baht*	*PZ*	*Polish zloty*
CK	*Czech koruna*	*RM*	*Malaysian ringgit*
C$	*Canadian dollar*	*SR*	*Srilanka rupee*
DM	*Deutsche mark*	*SP$*	*Singaporean dollar*
EU	*Euro*	*US$*	*U.S.dollar*
HK$	*Hong Kong dollar*	*£*	*Pound sterling*
NZD	*New Zealand dollar*	*TWD*	*New Taiwan dollar*

WORLDWIDE SERVICE NETWORK



Tewkesbury
Bristol
Tamworth
Rotherham
Boulogne
Romford
Brackmills
Northampton
Nottingham
Castleford
Hartlepool
Manchester
Liverpool
Dumfries
Glasgow
Dublin
Avonmouth
Birmingham
Southampton
Swindon
Milton Keynes
Bilbao
London
Le Havre
Lisbon
Gibraltar
Casablanca
Brussels
Barcelona
Paris
Algiers
Lyon
Fos
Zeebrugge
Antwerp
Rotterdam
Amsterdam
Kaarsto
Duisburg
Bremen
Bremerhaven
Tonsberg
Hamburg
Gothenburg
Helsingborg
Stockholm
Dusseldorf
Koln
Frankfurt
Stuttgart
Praha
Warsaw
Muenchen
Budapest
Luxembourg
Odessa
Constantza
Istanbul
Izmir
Mersin
Iskenderun
Lattakia
Tartous
Limassol
Porto Marghera
Trieste
Koper
Fiumicino
La Spezia
Livorno
Gioia Tauro
Milan
Genova
Benghazi
Damietta
Alexandria
Port Said
Suez
Adabiya
Aqaba
Tripoli
Bouri
Valletta
Caglian
Bonny
Djeno
Yanbu
Rabigh
Jeddah
Port Sudan
Massawa
Hodeida
Djibouti
Mina Al Ahmadi
Jubail
Ras Laffan
Mombasa
Dar es Salaam
Mahe
Johannesburg
Maputo
Richards Bay
Durban
East London
Port Elizabeth
Saldanha Bay
Cape Town
Ulsan
Pohang
Onsan
Seoul
Inchon
Kwangyang
Daesan
Kunsan
Qingdao
Dalian
Qinhuangdao
Xingang
Beijing
Tianjin
Huang Hua
Rizhao
Lianyungang
Zhangjiagang
Nanjing
Shanghai
Wuhan
Hangzhou
Ningbo
Wenzhou
Kuwait
Bandar Khomeini
Kharg Island
Tehran
Ju'aymah
Ras Tanura
Bahrain
Dubai
Bandar Abbas
Khor Fakkan
Port Sultan Qaboos
Muscat
Fujairah
Jebel Ali
Salalah
Zirku Island
Abu Dhabi
Ruwais
Messai'eed
Doha
Sitra
Damman
Karachi
Kandla
Xiamen
Raoping
Shantou
Chongqing
Shekou
Shenzhen
Guangzhou
Yantian
Zhanjiang
Haiphong
Hanoi
Calcutta
Haldia
Dahej
Dhaka
Chittagong
Mumbai
Nhava Sheva
Visakhapatnam
Mormugao
Chennai
Laem Chabang
Mapta Phut
Tuticolin
Colombo
Chianmai
Huangpu
Bangkok
Qui Nhon
Siracha
Danang
Ho Chi Minh City
Chiwan
Hong Kong
Arun
Penang
Kerteh
Kuala Lumpur
Shah Alam
Port Klang
Tanjung Uban
Johor Bahru
Singapore
Batam
Tg. Manis
Kuching
Muara
Miri
Cigading
Jakarta
Semarang
Surabaya
Probolinggo
Banjarmasin
North Plau Laut
Plau Laut
Sebuk
Balikpapan
Vostochnyy
Onahama
Sendai
Kushiro
Yamagata
Hachinohe
Tomakomai
Sapporo
Muroran
Aomori
Noshiro
Akita
Sakata
Niigata
Toyama
Nagano
Komatsu
Tsuruga
Maizuru
Yosu
Masan
Busan
Naha
Keelung
Taipei
Taoyuan
Kaohsiung
Laguna
Manila
Batangas
Tabangao
Villanueva
Cebu
Bataan
Subic
Davao
Saipan
Guam
Sandakan
Kotakinabaru
Tawau
Tg. Salirong
Binturu
Malili
Tanjung Bara
Bontang
Samarinda
Lae
Port Moresby
Port Darwin
Cairns
Port Hedland
Port Walcott
Dampier
Cape Cuvier
Townsville
Abbot Point
Mackay
Hay point
Gladstone
Brisbane
Kwinana
Perth
Fremantle
Bunbury
Albany
Port Bonython
Adelaide
Portland
Geelong
Melbourne
Hastings
Launceston
Spring Bay

- *Main NYK Group Offices*
- *Main Calling Ports*


Haramachi
Hitachinaka
Utsunomiya
Kashima
Narita
Chiba
Baraki
Tokyo
Atsugi
Kawasaki
Yokohama
Shimizu
Omaezaki
Hamamatsu
Hekinan
Nagoya
Yokkaichi
Osaka
Kobe
Tachibana
Shimotsu
Himeji
Sakaide
Fukuyama
Mizushima
Kure
Takehara
Hiroshima
Iwakuni
Nakanoseki
Hososhima
Matsuyama
Namikata
Tokuyama
Kikuma
Misumi
Ube
Hibikinada
Moji
Oita
Fukuoka
Hakata
Reihoku
Karatsu
Shibushi
Imari
Matsuura
Matsushima
Tarawa
Honiara
Lautoka
Suva
Apia
Pago Pago
Santo
Port Vila
Noumea
Newcastle
Sydney
Botany Bay
Port Kembla
Auckland
Tauranga
New Plymonth
Napier
Nelson
Wellington
Christchurch
Lyttelton
Port Chalmers
Papeete
Honolulu
Anchorage
Kenai
New Westminster
Prince Rupert
Vancouver
Ferndale
Seattle
Tacoma
Portland
Boise
Coos Bay
Benicia
San Francisco
Oakland
Las Vegas
Los Angeles
Long Beach
Port Hueneme
San Diego
Phoenix
Mazatlan
Manzanillo
Mexico City
Newark
Toronto
Cleveland
Detroit
Milwaukee
Chicago
Minneapolis
Indianapolis
Cincinnati
Denver
Bentonville
Memphis
Dallas
Houston
Galveston
Mobile
Altamira
Veracruz
Montreal
Seven Islands
Portland
Halifax
Johnstown
Boston
Port Murry
New York
New Jersey
Philadelphia
Baltimore
Newport News
Norfolk
Atlanta
Macon
Savannah
Brunswick
Jacksonville
Tampa
Miami
Puerto Cabello
Puerto Quetzal
Acajutla
Corinto
Puerto Caldera
Panama
Buenaventura
Guayaquil
Callao
Macapa
Belém
Manaus
Ponta Da Madeira
Fortaleza
Recife
Salvador
Iquique
Mejillones
Huasco
Guayacan
Chanaral
Asuncion
Sepetiba
Vitória
Rio de Janeiro
Santos
São Paulo
Paranagua
Itajai
Rio Grande
Valparaiso
San Antonio
Santiago
Zarate
Montevideo
Buenos Aires
San Vicente
Calbuco
Punta Arenas

INVESTOR INFORMATION

(As of March 31, 2004)

Closing Date
The Company's books are closed on March 31 each year.

Ordinary General Meeting
The ordinary general meeting of shareholders is held in June each year.
2004 Ordinary General Meeting: June 29, 2004

Common Stock
Number of authorized shares: 2,983,550,000 shares
Number of issued and outstanding shares: 1,230,188,073 shares

Principal Shareholders

	Number of shares held (thousands)	Percentage of total shares outstanding (%)
Japan Trustee Services Bank, Ltd. (Trust Accounts)	120,573	9.99
The Master Trust Bank of Japan, Ltd. (Trust Accounts)	100,490	8.33
The Tokio Marine and Fire Insurance Co., Ltd.	56,825	4.71
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Limited Account, Retirement Benefit Trust Account)	54,717	4.53
Mizuho Corporate Bank, Ltd.	42,567	3.53
Meiji Yasuda Life Insurance Company	38,899	3.22
The Bank of Tokyo-Mitsubishi, Limited	36,978	3.06
Deutsche bank AG, Frankfurt	17,272	1.43
Shinsei Bank, Limited	14,210	1.18
The Chase Manhattan Bank NA London SL Omnibus Account	13,111	1.09

Stock Exchange Listings
NYK's shares are listed for trading on the following stock exchanges:
Domestic—Tokyo, Osaka, Nagoya
Overseas—Frankfurt

Stock Transaction Units
The Company's stock is traded in units of 1,000 shares each.

Stock Transfer Agent
The Mitsubishi Trust and Banking Corporation
Head Office: 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Publication Of Public Notices
The Company's public notices appear in the Nihon Keizai Shimbun, published in Tokyo, Japan.
Financial Data can be viewed at the Website of Nippon Yusen Kabushiki Kaisha.

Independent Certified Public Accountant
ChuoAoyama PricewaterhouseCoopers
Head Office: Kasumigaseki Bldg., 32nd Floor, 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-6088, Japan

COMPANY INFORMATION

(As of March 31, 2004)

Company Name
Nippon Yusen Kabushiki Kaisha

Established
September 29, 1885

Paid-in Capital
¥88,531,033,730

Main Activities

1. Marine transportation
2. Land transportation
3. Agency business for marine transportation and land transportation
4. Warehousing
5. Harbour transportation
6. Combined transportation by sea, land and air, and agency business connected therewith
7. Business relating to marine exploitation and development
8. Sale and purchase of vessels
9. Counselling relating to building and repair of vessels and marine structures
10. Business relating to information on transportation
11. Loans to, guarantees for, and investments in other businesses than those enumerated herein
12. Sale, purchase and lease of real estate
13. Possession, lease, maintenance and management of marine leisure facilities
14. Business relating to travel pursuant to the Travel Agency Law
15. Trades and sales of ornamental plants
16. Other undertakings incidental to, or connected with, the items mentioned above

Employees
Land: 1,266 Sea: 473 Total: 1,739

Head Office
3-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan
Mailing Address: C.P.O.Box 1250, Tokyo 100-8613, Japan
Telephone: +81-3-3284-5151
Facsimile: +81-3-3284-6361
Telex: J22236, J22466, J24473, J24479
Website: http://www.nykline.co.jp/

NYK LINE
NIPPON YUSEN KAISHA

PRINTED WITH SOY INK Printed in Japan on recycled paper